THE TROPICO PROJECT

JOINT VENTURE AGREEMENT

made between:

ALMADEN MINERALS LTD.

and

SANTOY RESOURCES LTD.

and

SKEENA RESOURCES LIMITED

- i -

TABLE OF CONTENTS

1.

DEFINITIONS

1

1.1

DEFINED TERMS

1

1.2

GENERAL

6

1.3

HEADINGS, ETC.

6

1.4

CURRENCY

6

1.5

SEVERABILITY

6

1.6

SCHEDULES

6

2.

JOINT VENTURE

7

2.1

ESTABLISHMENT OF JOINT VENTURE

7

2.2

SEVERAL RIGHTS AND OBLIGATIONS

7

2.3

NO PARTNERSHIP AND OTHER BUSINESS OPPORTUNITIES

7

2.4

ACCOUNTING PROCEDURES

7

3.

REPRESENTATIONS AND WARRANTIES

7

3.1

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

7

3.2

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8

4.

INTERESTS

8

4.1

CONTRIBUTION AND RESPECTIVE INTERESTS

8

4.2

INITIAL INTERESTS

8

4.3

DEEMED COSTS

9

4.4

ADJUSTMENT OF INTERESTS

9

5.

MANAGEMENT COMMITTEE

9

5.1

ESTABLISHMENT OF MANAGEMENT COMMITTEE

9

5.2

REPRESENTATION ON MANAGEMENT COMMITTEE

10

5.3

MEETINGS OF MANAGEMENT COMMITTEE

10

5.4

NOTICE OF MEETINGS

10

5.5

CONDUCT OF MANAGEMENT COMMITTEE MEETINGS

10

5.6

DECISIONS OF THE MANAGEMENT COMMITTEE

10

5.7

UNANIMOUS CONSENT OF THE MANAGEMENT COMMITTEE

11

5.8

CHAIRMAN AND SECRETARY

11

5.9

CONSENT RESOLUTIONS

11

5.10

EXPENSES AND OTHER RULES

11

5.11

DECISIONS BINDING ON PARTIES

11

5.12

POWER TO ESTABLISH OTHER RULES

11

5.13

OPERATION OF ARTICLE 5 FOLLOWING ISSUE OF PRODUCTION NOTICE

12

6.

OPERATOR

12

6.1

OPERATOR

12

6.2

RESIGNATION

12

6.3

REMOVAL

12

6.4

TRANSITIONAL PROVISIONS

13

7.

RIGHTS, DUTIES AND STATUS OF OPERATOR

13

7.1

RIGHTS AND POWERS OF OPERATOR

13

7.2

STATUS OF OPERATOR

13

7.3

SPECIFIC DUTIES AND OBLIGATIONS OF OPERATOR

13

7.4

MAINTENANCE OF ACCOUNTS

14

7.5

RESTRICTIONS

14

7.6

ACCESS OBLIGATIONS

14

7.7

REPORTING OBLIGATIONS

15

7.8

FUNDING BUDGETS

15

7.9

OPERATORS FEE

15

7.10

REJECTION OF DIRECTIONS

16

- ii -

7.11

OBLIGATIONS OF OPERATOR REGARDING PERSONAL INFORMATION

16

8.

EXPLORATION PROGRAMS

16

8.1

DRAFT PROGRAMS

16

8.2

APPROVAL OF EXPLORATION PROGRAMS

17

8.3

ELECTION TO CONTRIBUTE

17

8.4

CONTRIBUTIONS TO EXPLORATION PROGRAMS

17

8.5

SUSPENSION OR TERMINATION OF EXPLORATION PROGRAMS

18

8.6

DILUTION FOR NON-CONTRIBUTION

18

9.

PRODUCTION NOTICE

19

9.1

PREPARATION AND CONSIDERATION OF FEASIBILITY STUDY

19

9.2

PRODUCTION RECOMMENDATION

19

9.3

ELECTION TO CONTRIBUTE

19

9.4

ELECTION TO INCREASE CONTRIBUTION

19

9.5

PRODUCTION NOTICE

20

9.6

FURTHER OR REVISED FEASIBILITY STUDY

20

9.7

ADJUSTMENT OF INTEREST UPON DELIVERY OF PRODUCTION NOTICE

20

9.8

CONVERSION TO NET SMELTER RETURNS ROYALTY

20

10.

EFFECT OF NON-PARTICIPATION

20

10.1

REDUCTION OF INTEREST BELOW 10%

20

10.2

ENTITLEMENT TO NSR

21

10.3

PARTICIPANTS TO DETERMINE OPERATIONS

21

10.4

SALE OF NSR

21

11.

MINE FINANCING

22

11.1

RESTRICTIONS ON ENCUMBRANCES

22

11.2

CONTRIBUTION OF CONSTRUCTION COSTS AND PRODUCTION COSTS

22

11.3

ENTITLEMENT TO PLEDGE

22

11.4

ENTITLEMENT TO PLEDGE SUBJECT TO OPERATOR'S LIEN

22

12.

CONSTRUCTION

22

12.1

CONDUCT OF CONSTRUCTION

22

12.2

COMPLETION DATE

23

13.

OPERATION OF THE MINE

23

13.1

OPERATING YEAR

23

13.2

OPERATING PLAN

23

13.3

ADOPTION OF OPERATING PLAN

23

13.4

EXPANSION OF FACILITIES

24

14.

DISTRIBUTION IN KIND

24

14.1

DELIVERY IN KIND

24

14.2

ENTITLEMENT TO USE OR DISPOSE MINERALS

24

14.3

ENTITLEMENT TO ENTER FORWARD SALES AND HEDGING TRANSACTIONS

24

15.

SUSPENSION AND TERMINATION OF MINING OPERATIONS

24

15.1

MINE MAINTENANCE PLAN

24

15.2

MINE CLOSURE PLAN

25

15.3

IMPLEMENTATION OF MINE CLOSURE PLAN

25

15.4

DISPOSAL PRICE FOR ASSETS, MINE AND SKOONKA CREEK PROJECT

25

15.5

NON-APPROVAL OF MINE CLOSURE PLAN

25

15.6

SHUTDOWN AND RECLAMATION FUND

26

16.

PAYMENT OF COSTS, MANDATORY PROGRAMS AND DEFAULTS IN PAYMENT

26

16.1

INVOICES

26

16.2

ADVANCES AND INVOICES OF CONSTRUCTION COSTS

26

16.3

ADVANCES AND INVOICES OF OPERATING COSTS

26

- iii -

16.4

NON-DISCRETIONARY COSTS AND MANDATORY PROGRAMS

27

16.5

DEFAULT IN MAKING A CONTRIBUTION – BEFORE COMPLETION DATE

27

16.6

DEFAULT IN MAKING A CONTRIBUTION – AFTER COMPLETION DATE

27

17.

THE TROPICO PROJECT

28

17.1

TITLE TO THE  TROPICOPROJECT

28

17.2

SURRENDER OR LAPSE

29

18.

NO AREA OF INTEREST

29

18.1

AREA OF INTEREST

29

19.

OPERATOR’S LIEN

29

19.1

GRANT INTEREST

29

19.2

DEMAND FOR PAYMENT

30

19.3

NOTICE OF INTENTION TO ENFORCE LIEN

30

19.4

SALE OF INTEREST

30

19.5

SALE OF SHARE OF PRODUCTION

30

19.6

PROCEEDS OF SALES

31

20.

INDEMNITY AND LIABILITY OF THE OPERATOR

31

20.1

OPERATOR’S INDEMNITY

31

20.2

NEGLIGENCE OR WILFUL MISCONDUCT

31

21.

INSURANCE

31

21.1

OPERATOR TO OBTAIN INSURANCE

31

21.2

PARTIES MAY OBTAIN INSURANCE

31

22.

PARTITION

32

23.

TAXATION

32

24.

FORCE MAJEURE

32

24.1

SUSPENSION OF TIMING OF OBLIGATION

32

24.2

NOTIFICATION OF FORCE MAJEURE

32

24.3

LABOUR DISTURBANCE OR DISPUTE

33

24.4

EXEMPTION

33

25.

RESTRICTIONS ON TRANSFERS

33

25.1

NO TRANSFER EXCEPT IN ACCORDANCE WITH THIS AGREEMENT

33

25.2

NO TRANSFER WITHOUT CONSENT

33

25.3

RIGHT OF FIRST REFUSAL

33

25.4

THE OFFER

33

25.5

EXERCISE OF RIGHT OF FIRST REFUSAL

33

25.6

NOTICE DISPUTING ESTIMATE

34

25.7

PAYMENT IN CASE OF ESTIMATE DISPUTE

34

25.8

PERIOD TO COMPLETE TRANSFER

34

25.9

ACQUISITION BY PURCHASER OF PORTION OF COSTS

34

25.10

EXEMPT TRANSFERS

34

26.

INVENTIONS AND TECHNICAL DATA

35

26.1

INVENTIONS

35

26.2

TECHNICAL DATA

35

26.3

DISCLOSURE OF TECHNICAL DATA AND INVENTIONS

35

27.

AMENDMENTS AND WAIVER

36

27.1

ENTIRE AGREEMENT

36

27.2

AMENDMENTS

36

27.3

WAIVER

36

- iv -

28.

DEADLOCKS AND DISPUTES

36

28.1

REFERRAL TO CHIEF EXECUTIVE OFFICERS

36

28.2

RESOLUTION DURING EXPLORATION PROGRAMS

36

28.3

RESOLUTION FOR FAILURE TO APPROVE A MINE CLOSURE PLAN

36

28.4

RESOLUTION OF OTHER MATTERS

37

29.

ARBITRATION

37

29.1

ARBITRATION OF DISPUTES

37

29.2

NOTICE TO ARBITRATE

37

29.3

BCICAC ARBITRATION

37

29.4

ARBITRATION AWARD

37

30.

AGREEMENT TERMINATION AND SURRENDER

37

30.1

TERMINATION OF JOINT VENTURE AND AGREEMENT

37

30.2

WITHDRAWAL

38

30.3

EFFECT OF TERMINATION

38

30.4

WINDING UP OF JOINT VENTURE

39

30.5

NON-COMPETE COVENANTS

39

30.6

CONTINUING AUTHORITY

39

30.7

RIGHT TO DATA AFTER TERMINATION

39

30.8

RULE AGAINST PERPETUITIES

39

31.

ADDITIONAL COVENANTS

39

31.1

FURTHER ASSURANCES

39

31.2

INDEMNITIES

40

32.

GENERAL

41

32.1

NOTICES

41

32.2

PUBLIC STATEMENTS

41

32.3

CONFIDENTIALITY

41

32.4

EXPENSES

42

32.5

TIME OF ESSENCE

42

32.6

SUCCESSORS AND ASSIGNS

42

32.7

GOVERNING LAW

42

32.8

COUNTERPARTS

43

Schedules:

Schedule "A" – The Tropico Project

Schedule "B" – Accounting Procedures

Schedule "C" – Net Smelter Returns

Schedule "D" – Feasibility Study Definition

This Joint Venture Agreement entered into as of the ___ day of ..

BETWEEN:

ALMADEN MINERALS LTD. (as to 16%), a legal person duly constituted under the laws Of British Columbia, having its head office at 1103 – 750 West Pender St. Vancouver, BC V6C 2T8 (“Almaden”)

OF THE FIRST PART

AND:

SANTOY RESOURCES LTD. (as to 24%), (“Santoy”)

OF THE SECOND PART

AND:

SKEENA RESOURCES LIMITED, a legal person duly constituted under the laws of British Columbia, having its head office at #611 – 675 West Hastings St. Vancouver, BC  V6B 1N2

("Skeena")

OF THE SECOND PART

WITNESSES THAT

WHEREAS:

A.

Almaden, Santoy and Skeena entered into an Option Agreement dated Februaary 1, 2008 (the "Option Agreement") pursuant to which JV granted to Skeena the option to earn an undivided 60% interest in The Tropico Project ( the “Project”);

B.

Skeena exercised the option and acquired a 60% interest in the Project and upon such exercise a joint venture was formed on the terms set out in Schedule "B" to the Option Agreement; and

C.

this Joint Venture Agreement is intended to formalize the terms of the Joint Venture Agreement referred to above.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and upon and subject to the terms and conditions hereafter set out, the parties agree as follows:

1.

DEFINITIONS

1.1

Defined Terms

In this Agreement, the following words, phrases and expressions will have the following meanings:

(a)

"Accounting Procedure" means the procedure attached to this Agreement as Schedule "B";

(b)

"Affiliate" has the meaning attributed to it in the Business Corporations Act (British Columbia);

(c)

"Agreement" means this joint venture agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

(d)

"Applicable Law" means any and all federal, provincial, territorial or municipal laws, statutes, regulations, by-laws, ordinances, rules, guidelines, policies, notices, orders and directions, or other requirements of any Government Authority having jurisdiction over the parties, the Joint Venture or the Project;

(e)

“Area of Interest” means an area if so established under Part 33 and Schedule “B” of this agreement,

(f)

"Assets" mean all tangible and intangible goods, chattels, improvements or other items including, without limitation, land, buildings and equipment, acquired by or on behalf of a party with respect to the Project;

(g)

"Budget" will have the meaning attributed to that term in Section 7.8 of this Agreement;

(h)

"Business Day" means a day, other than a Saturday or a Sunday, on which banks are generally open for business in the city in which the executive office of the Operator is located;

(i)

"Cash Calls" will have the meaning attributed to that term in Section 8.4 of this Agreement;

(j)

"Commercial Production" means the operation of the Project or any part thereof as a Mine; but does not include milling for the purpose of testing or milling by a pilot plant.  Commercial Production shall be deemed to have commenced on the date set forth in any Third Party Financing or, in the absence thereof, on the first day of the month following the last day of a period of 30 consecutive days in which Minerals have been produced from the Project at an average rate of not less than 75% of the initial rated capacity of a Mine;

(k)

"Completion Date" means the date specified in any Third Party Financing or, in the absence thereof by the Management Committee, as the date of completion of the Construction Program and attainment of Commercial Production of Minerals from a Mine.

(l)

"Construction" means every kind of work or activity carried out or performed during the Construction Period by the Operator to implement a Production Notice;

(m)

"Construction Period" means the period beginning on the date a Production Notice is given and ending on the Completion Date;

(n)

"Construction Program" means a Program of Construction to bring the Project or any part thereof into Commercial Production pursuant to the Feasibility Study and to be carried out during the Construction Period;

(o)

"Costs" means all costs and expenses whatsoever, direct or indirect (including, without limitation, the indirect charges of the Operator permitted under Section 7.9), with respect to Project, recorded by the Operator in accordance with this Agreement.  Without limitation, the following categories of Costs will have the following meanings:

(i)

"Construction Costs" means those Costs incurred by or on behalf of the Operator on Construction during the Construction Period;

(ii)

"Exploration Costs" means those Costs incurred by or on behalf of the Operator during the Exploration Period together with those deemed Costs or expenditures, if any, of the parties specified in this Agreement;

(iii)

"Mine Costs" means Construction Costs and Production Costs;

(iv)

"Non-Discretionary Costs" means the non-discretionary costs contemplated in Section 16.4 of this Agreement; and

(v)

"Production Costs" means those Costs incurred by or on behalf of the Operator subsequent to the Completion Date;

(p)

"Effective Date" means the date upon which Skeena earned its 60% interest in the Project under the terms of the Option Agreement;

(q)

"Environment Laws" means all Applicable Laws currently in effect relating to pollution or protection of the environment, health, safety or natural resources, including, without limitation, the use, consumption, handling, transportation, storage or Release of Hazardous Substances;

(r)

"Environmental Order" means any prosecution, order, decision, notice, direction, report, recommendation or request issued, rendered or made by any Governmental Authority in connection with Environmental Laws or environmental orders;

(s)

"Exploration Operations" means those Operations during the Exploration Period directed towards ascertaining the existence, location, quantity or commercial value of Minerals;

(t)

"Exploration Period" means the period beginning on the Effective Date and ending on the date a Production Notice is given;

(u)

"Exploration Program" means a Program of proposed Exploration Operations during the Exploration Period;

(v)

"Exploration Program Percentage" means the percentage of the Costs of the current Program that a party has committed to fund, as detained in Section 8.3 of this Agreement;

(w)

"Feasibility Study" means a detailed report prepared at the direction of the Operator recommending placing the Project or any part thereof into Commercial Production and satisfying the description set out in Schedule D attached hereto;

(x)

"Fractional Claims" means any mineral claims or other rights staked or acquired by a party (including, without limitation, a royalty interest) and located wholly or partly within the Area of Interest, if any

(y)

"GAAP" means generally accepted accounting principles in Canada;

(z)

"Governmental Authority" means any government or governmental, administrative, regulatory or judicial body, department, commission, authority, tribunal, agency or entity;

(aa)

"Hazardous Substance" means any substance, combination of substances or by-product of any substance which is or may become hazardous, toxic, injurious or dangerous to any person, property, air, land, water, flora, fauna or wildlife; and includes but is not limited to contaminants, pollutants, wastes and dangerous, toxic, deleterious or designated substances as detained in or pursuant to any Environmental Laws or Environmental Orders;

(bb)

"Interest" means an undivided beneficial interest in the Project and the Assets located thereon, but does not include an interest in the NSR;

(cc)

"Joint Venture" will have the meaning attributed to that term in Section 2.1 of this Agreement;

(dd)

"Licences" means any licences or permits (including, without limitation, water licences, surface leases, winter roads and rights of way) required in connection with the Project;

(ee)

"Losses" means actual losses, liabilities, damages, injuries, costs or expenses, including legal costs as expenses, suffered or incurred by the respective party;

(ff)

"Management Committee" means the committee established pursuant to Article 5 of this Agreement;

(gg)

"Mine" means the workings established and Assets acquired, obtained or constructed in order to bring the Project, or any portion thereof, into, and to maintain, Commercial Production in accordance with a Production Notice, including, without limitation, mine development openings, plant and service facilities, concentrator and other metallurgical installations, tailings impoundments, infrastructure, housing and other related facilities;

(hh)

"Mine Maintenance Plan" means a plan submitted to the Participants by the Operator pursuant to Section 15.1 of the Agreement;

(ii)

"Mine Closure Plan" means a plan submitted to the Participants by the Operator pursuant to Section 15.2 of the Agreement;

(jj)

"Minerals" means any and all ores (and concentrates or metals derived therefrom) of precious, base or industrial minerals, which, for greater certainty includes diamonds and all other precious or semi-precious stones, in, on or under the Project which may lawfully be explored for, mined and sold by the parties pursuant to the instruments of title under which the Project are held;

(kk)

"Mining Operations" means those Operations conducted on the Project, or any portion thereof, directed towards the mining, extracting, producing, handling, milling, concentrating, processing or other beneficiation of Minerals;

(ll)

"Mining Programs Percentage" means the percentage of the Costs of the Construction Program and the Operating Plans that a party has committed to fund, as detained in Section 9.5 of this Agreement;

(mm)

"Net Smelter Returns Royalty" or "NSR" will have the meaning attributed to that term in Schedule "C" to this Agreement;

(nn)

"Operating Plan" means a plan submitted to the Participants by the Operator pursuant to Section 13.2 of the Agreement;

(oo)

"Operating Year" means, unless the Management Committee approves, by special majority, any other period, a calendar year except that the first Operating Year will comprise the period from the Completion Date to the end of that calendar year;

(pp)

"Operations" means every kind of work done, or activity performed, by the Operator on or in respect of the Project to plan, arrange, carry out or complete work contemplated by a Program, a Production Notice, or an Operating Plan, or as otherwise directed by the Management Committee, or pursuant to a mandatory program contemplated in Section 16.4 of this Agreement, including, without limitation, investigating, prospecting, exploring, and developing; property maintenance; reviewing technical information, preparing and completing reports, estimates and studies (including environmental studies); designing, equipping, improving and surveying; Construction; and, mining, milling, concentrating, rehabilitation, reclamation, and environmental protection; and further including the management and administration necessary to conduct and maintain records of the work or activity aforesaid;

(qq)

"Operator" means the party acting as the Operator of the Joint Venture pursuant to Section 6.1 of this Agreement;

(rr)

"Option Agreement" has the meaning given to that term in Recital A of this Agreement;

(ss)

"Participant" means a party that is contributing, or entitled to contribute funding for Costs;

(tt)

"party" or "parties" means Almaden, Santoy and Skeena and their respective successors and permitted assigns which become parties pursuant to the Agreement;

(uu)

"Prime Rate" means at any particular time, the reference rate of interest, expressed as a rate per annum that the Bank of Montreal, at its main office in Vancouver, establishes as its prime rate of interest in order to determine interest rates that it will charge for demand loans in Canadian dollars to its most credit worthy customers;

(vv)

"Production Notice" means a notice given by the Operator pursuant to subsection 9.5(a) of this Agreement;

(ww)

"Production Recommendation" will have the meaning attributed to it in Section 9.2 of this Agreement;

(xx)

"Program" means a plan and budget of proposed Operations on or after the Effective Date;

(yy)

“Project” means all mineral claims and permits comprising the properties set forth in Schedule "A" attached hereto, the Minerals thereon, all information obtained from Operations and those rights and benefits appurtenant to the Project, other than royalties but including, without limitation, surface rights, land use permits, leases and water rights that become subject to this Agreement;

(zz)

 "Proportionate Share" means that share which is equal to a party’s Interest expressed as a percentage;

(aaa)

"Release" includes abandon, add, deposit, discharge, disperse, dispose, dump, emit, empty, escape, leach, leak, migrate, pour, pump, release or spill;

(bbb)

"Royalties" means, at the date hereof, the royalties created by statute and any additional royalties that hereafter may affect the Project;

(ccc)

"Shutdown and Reclamation Costs" will have the meaning attributed to that term in Section 15.6 of this Agreement;

(ddd)

“Shutdown and Reclamation Fund” will have the meaning attributed to that term in Section 15.6 of this Agreement;

(eee)

"Simple Majority" means a decision made by the Management Committee by a majority in excess of 50% of the votes present at a meeting and entitled to be cast;

(fff)

"Special Majority" means the decision made by the Management Committee by a majority equal to or in excess of ⅔ of the votes present at a meeting and entitled to be cast;

(ggg)

"Technical Data" will have the meaning attributed to that term in Section 26.2 of this Agreement; and

(hhh)

"Third Party Financing" means such financing by third parties as is required to bring a Mine into production.

1.2

General

In this Agreement, words importing gender will include all genders, words importing the singular number only will include the plural and vice versa, and any reference to any statute will be deemed to extend to and include any amendment or re-enactment of such statute.

1.3

Headings, etc.

The division of this Agreement into Sections, subsections and other subdivisions and the insertion of headings are for convenience of reference only and will not affect or be utilised in the construction or interpretation of this Agreement.

1.4

Currency

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian dollars.

1.5

Severability

Any Section, subsection or other subdivision of this Agreement and any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable will be severed from this Agreement and be ineffective to the extent of such illegality, invalidity or unenforceability and will not affect or impair the spirit or intent of the remaining provisions hereof.

1.6

Schedules

The following schedules and appendices are incorporated by reference into this Agreement:

Schedules:

Description:

A

The Tropico Project
B

Accounting Procedures
C

Net Smelter Returns Royalty

D

Feasibility Study Definition

2.

JOINT VENTURE

2.1

Establishment of Joint Venture

On and after the Effective Date, the parties have agreed to enter into and participate in a joint venture (herein called the "Joint Venture") for the purpose of further exploring the Project and, if deemed warranted, bringing all or a portion of the Project into Commercial Production by establishing and operating a Mine or Mines thereon.

2.2

Several Rights and Obligations

The rights and obligations of each party will be in every case several and not joint or joint and several, the intent being that the parties hold their respective Interests as tenants in common.

2.3

No Partnership and Other Business Opportunities

(a)

The parties have not created a partnership and nothing contained in this Agreement will constitute any party the partner, agent or legal representative of any other party, or create any fiduciary relationship between them for any purpose whatsoever.  No party will have any authority to act for, or to assume any obligation or responsibility on behalf of, any other party except as otherwise expressly provided herein.

(b)

Without limiting the generality of subsection 2.3(a), the parties confirm that each of them has the right:

(i)

to mine and market production from other sources and to market its Proportionate Share of any Minerals all in competition with the other party;

(ii)

to stake or acquire lands or mineral properties outside the Project and the Area of Interest, if any,; and

(iii)

not to disclose to the other party information and data relating to lands and mineral properties outside the Area of Interest, if any..

2.4

Accounting Procedures

The parties hereby agree that the Accounting Procedures will be used in connection with the Joint Venture.  Any reference to the term "Accounting Procedures" contained in this Agreement shall refer to the Accounting Procedures outlined in Schedule "B" attached hereto.

3.

REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties of the Parties

Each party represents and warrants to the other as follows and acknowledges and confirms that the others are relying on such representations and warranties in entering into this Agreement:

(a)

it is a corporation duly incorporated, organized, validly existing and in good standing under the laws of its incorporating jurisdiction and is qualified to do business in those jurisdictions where necessary in order to carry out the purposes of this Agreement;

(b)

it has full power, capacity and authority to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)

the execution and delivery of this Agreement will not violate or result in the breach of any Applicable Law to which it is subject or the terms of its constating documents;

(d)

neither the execution and delivery of this Agreement, nor the performance of the transactions contemplated hereunder, conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(e)

this Agreement and all other agreements or instruments to be executed and delivered by such party hereunder have been duly executed and delivered by such party and constitute, legal, valid and binding obligations of such party enforceable against such party in accordance with their respective terms;

(f)

no consent from a lender or any third party is necessary to authorize such party to execute, deliver and perform its obligations under this Agreement;

(g)

there is no judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency, instrumentality or arbitrator and no claim, suit, action, litigation, arbitration or governmental proceeding in progress, pending or threatened, which prevents or which seeks to prevent such party from entering into this Agreement;

(h)

it has not committed an act of bankruptcy, is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not had any petition for a receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceedings with respect to a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not taken any proceeding to have a receiver appointed of any part of its assets, has not had any encumbrancer take possession of any of its property and has not had any execution or distress become enforceable or become levied upon any of its property; and

(i)

it is not a non-resident person within the meaning of Section 116 of the Income Tax Act (Canada).

3.2

Survival of Representations and Warranties

The representations and warranties of each of the parties set out in the Option Agreement which survive the execution of the Option Agreement and the exercise of the "Option" thereunder, shall survive the execution of this Agreement.

4.

INTERESTS

4.1

Contribution and Respective Interests

Except as otherwise provided in this Agreement, after the Effective Date the parties will bear all Costs and all liabilities arising under this Agreement and will own the Project, the Assets and any Mine all in proportion to their respective Interests.

4.2

Initial Interests

On the Effective Date the parties will have the initial Interests as follows:

Almaden

16%

Santoy

24%

Skeena

60%

4.3

Deemed Costs

On the Effective Date the parties will be deemed to have incurred the following Costs:

Almaden

$

Santoy

$

[TO BE COMPLETED ON FORMATION

Skeena

$

 OF JOINT VENTURE]

4.4

Adjustment of Interests

The Interests of the parties will be subject to adjustment from time to time in accordance with Articles 8, 9, 10 and 16.  Subject to Section 17.1, any adjustment to a party’s Interest need not be evidenced during the term of this Agreement by the execution and delivery of any instrument, but each party’s Interest will be determined from time to time by using the books of the Joint Venture kept by the Operator.

5.

MANAGEMENT COMMITTEE

5.1

Establishment of Management Committee

A Management Committee will be established with effect from the Effective Date.  The Management Committee will have the exclusive right and authority to:

(a)

except as otherwise contemplated in Section 16.4, consider and approve all Programs, Feasibility Studies, Production Notices, Operating Plans, Mine Maintenance Plans, Mine Closure Plans and any amendments thereto;

(b)

review and approve all exploration, construction, operating and financial reports on the Operations;

(c)

consider and approve abandonment or surrender of any Crown grant, patent, lease, mineral or mining claim, mining lease, permit, licence to prospect, mineral disposition or other right to or interest in Minerals which is comprised in the Project;

(d)

consider and approve any major change in the mining plan established for any Mine or any plan for the installation of additional milling, concentrating or refining capacity or of additional plant, facilities or infrastructure at any Mine;

(e)

review and approve the annual ore reserve estimates prepared by the Operator;

(f)

review and approve all material agreements between the Operator and its Affiliates with respect to the Operations;

(g)

review and approve all consultants retained by or at the expense of the Joint Venture;

(h)

consider and approve changes in the Accounting Procedure;

(i)

cause the party which is acting as the Operator to be removed as Operator in the events described in Section 6.3, and, in that event, or if the party which is the Operator resigns as contemplated in Section 6.2, to select another party to become Operator; and

(j)

establish and modify its own rules of procedure in a manner not inconsistent with this Agreement.

5.2

Representation on Management Committee

Each party will have the right to appoint one representative to the Management Committee.  Each party may appoint one or more alternate representatives any one of which may also attend any meetings of the Management Committee and may act in the absence of its representative and such alternate representative so acting will be deemed to be that party’s representative in respect of the matter upon which he acts.  Each party may change its representatives and any alternate representatives at any time.  Notice of any appointment or change will be given to the other party.

5.3

Meetings of Management Committee

Unless otherwise agreed in writing, the Operator will call a Management Committee meeting at least once every six months and, in any event, within 21 days of being requested to do so by a representative of the other party.  Unless otherwise agreed, all meetings of the Management Committee will be held, prior to the Completion Date, in the city in which the executive office of the Operator is located and, thereafter, at the Mine.

5.4

Notice of Meetings

The Operator will give notice, specifying the time and place of, and the agenda for, each Management Committee meeting to all representatives at least 14 days before the time appointed for the meeting.  Notice of a meeting may be waived if each party is represented at the meeting by at least one of its representatives and all the representatives present at the meeting agree upon the waiver and upon the proposed agenda.

5.5

Conduct of Management Committee Meetings

A quorum for any Management Committee meeting will be present if one representative of each party is present or participating by telephone.  If a quorum is present at the meeting, then the Management Committee will be competent to exercise all of the authorities, powers and discretions bestowed upon it under this Agreement.  No business other than the election of a chairman, if any, and the adjournment or termination of the meeting will be transacted at any meeting unless a quorum is present.  If within 30 minutes from the time appointed for a meeting, a quorum is not present, then the meeting will, at the election of those representatives who are present:

(a)

be dissolved; or

(b)

be adjourned to the same place but on a date and at a time, to be fixed by the chairman of the meeting before the adjournment, which will be not less than seven days following the date for which the meeting was called.

Notice of the adjourned meeting will be given to the representatives of all parties forthwith after the adjournment of the meeting.  If at the adjourned meeting, a quorum is not present within 30 minutes from the time appointed, then the representative or representatives present and entitled to attend and vote at the meeting, will constitute a quorum.  No material item of business will be transacted at a Management Committee meeting unless the item appears on the agenda or at least one representative of each party is present and those representatives unanimously agree to the item being added to the agenda.

5.6

Decisions of the Management Committee

Except as otherwise contemplated in Sections 5.7, 5.9, 5.12, 7.5, 7.8, 13.4, 14.1, 15.1, 15.2 and 17.2, the Management Committee will decide every question submitted to it by Simple Majority with the representative or representatives of each party being entitled to cast collectively one vote for each one tenth of one percent of a Participant’s Interest.  If the matter requires Special Majority approval which is not obtained, the party which proposed the defeated resolution may elect to have the matter determined in accordance with the deadlock resolution procedures under Article 28.

5.7

Unanimous Consent of the Management Committee

The following decisions shall require the unanimous approval of the Management Committee:

(a)

termination of the Joint Venture; or

(b)

any change in the Operator (including subcontracting the role of Operator) of the Joint Venture, other than to a direct or indirect wholly-owned subsidiary of the Operator (and provided that the Operator shall covenant to make available to such Affiliate the employees, assets and technical knowledge of the Operator that are necessary to enable such Affiliate to fully perform the duties and obligations of the Operator hereunder), other than a change in accordance with Section 6.3 of this Agreement.

5.8

Chairman and Secretary

Meetings of the Management Committee will be chaired by the representative of the party having the greater percentage Interest and, if their Interests are ever equal, by the representative of the Operator.  A representative or alternate representative of the Operator will be the secretary of Management Committee meetings.  The wording for any resolution to be passed by the Management Committee at a meeting will be circulated to each representative prior to such meeting and, if passed at the meeting, the wording will be agreed at the meeting and initialled by the representatives in attendance thereat.  The secretary for the meeting will take minutes of each meeting and will circulate draft copies of the minutes to each representative within 15 days of the meeting.  Representatives will discuss and, if appropriate, approve the draft minutes within 15 days of the next meeting, after which the secretary will circulate the approved minutes for execution (and return) by the chairman and secretary.  Copies of the executed minutes will be distributed by the secretary to each representative.

5.9

Consent Resolutions

Any decision made by obtaining the consent in writing of the representatives on the Management Committee of each party will be as valid as a decision made at a duly called and held meeting of the Management Committee.

5.10

Expenses and Other Rules

Each party will bear the expenses incurred by its representatives in attending meetings of the Management Committee.  The Management Committee may establish such other rules of procedure, not inconsistent with this Agreement, as the Management Committee deems fit.

5.11

Decisions Binding on Parties

Management Committee decisions made in accordance with this Agreement shall be binding upon all of the parties.

5.12

Power to Establish Other Rules

The Management Committee may, by unanimous agreement of the representatives of all the parties, establish such other rules of procedure, not inconsistent with this Agreement, as the Management Committee deems fit.

5.13

Operation of Article 5 Following Issue of Production Notice

Subsequent to the date a Production Notice is given, this Article 5 will be read as if the word "Participant" appeared wherever the word "party" appears.

6.

OPERATOR

6.1

Operator

Skeena shall be the initial Operator effective as and from the Effective Date, unless Skeena gives prior notice in writing that it wishes to decline such appointment. Skeena will act as Operator of the Joint Venture until such time as it resigns pursuant to Section 6.2, or is removed as Operator pursuant to Section 6.3.

6.2

Resignation

The party acting as Operator may resign on at least 90 days notice to all the other parties.  If a party resigns as Operator, then the Management Committee will thereupon select another party to become Operator effective on and from the date established by the Management Committee.

6.3

Removal

The party acting as Operator will be deemed to have resigned as Operator (unless the other party, consents to such party continuing to act as Operator) if that party’s percentage Interest is reduced to below 50% or, if there are more than two parties to the joint venture, that party’s Interest is reduced to below at least one of the other parties.

The party acting as Operator will be deemed to have resigned as Operator if:

(a)

that party withdraws from the Joint Venture;

(b)

that party makes an assignment for the benefit of its creditors, or consents to the appointment of a receiver for all or substantially all of its property, or files a petition in bankruptcy or for a reorganization under the appropriate bankruptcy legislation, or is adjudicated bankrupt or insolvent;

(c)

a court order is entered, without that party’s consent:

(i)

appointing a receiver or trustee for all or substantially all of its property; or

(ii)

approving a petition in bankruptcy or for a reorganization pursuant to the appropriate bankruptcy legislation or any other legislation providing for judicial modification or compromise of the rights of creditors;

(d)

the Operator is in default under this Agreement and:

(i)

if the default is curable, fails to cure such default or commence bona fide curative measures within 30 days of receiving notice of the default from the other party; or

(ii)

if the default is not curable, the Operator will be removed immediately upon Management Committee approval of removal of the Operator for default.

In the event of the deemed resignation of the Operator, the Operator will be the party (which will not be the party which is deemed to have resigned) that has the highest Interest.  A party may refer a question of Operator default to arbitration if it is outvoted on a Management Committee Motion under subsection 6.3(d)(ii).

6.4

Transitional Provisions

Upon ceasing to be Operator, the former Operator will forthwith deliver to the new Operator custody of all Assets, all bank accounts maintained by it as Operator, and all books and records pertaining to the Assets or the Project which it prepared or maintained in its capacity as Operator.  The new Operator will assume all of the rights, responsibilities, duties, and status of the previous Operator as provided in this Agreement.  The new Operator will have no obligation to hire any of the employees or consultants of the former Operator.

7.

RIGHTS, DUTIES AND STATUS OF OPERATOR

7.1

Rights and Powers of Operator

Subject to the decisions of the Management Committee, the Operator will have full, complete and exclusive control, charge and supervision of the Project and Assets and the sole and exclusive right and authority to supervise, manage and carry out all Operations and to incur the Costs required for that purpose.  The Operator will manage and carry out the Operations in accordance with the terms and conditions of Programs, Production Notices and Operating Plans approved by the Management Committee and in connection therewith will, in advance, if reasonably possible, notify the Management Committee of any change in Operations which the Operator considers material. If it is not reasonably practicable to give notice in advance, then the Operator will notify the Management Committee as soon thereafter as is reasonably practicable.

7.2

Status of Operator

The Operator in the conduct of its activities under this Agreement will be deemed to have the status of an independent contractor.  The Operator will not act or hold itself out as an agent for any of the parties nor make any commitments on behalf of any of the parties unless permitted by this Agreement or directed in writing by a party.

7.3

Specific Duties and Obligations of Operator

Unless the Operator is instructed otherwise by the Management Committee the Operator will have the following specific duties and obligations:

(a)

to prepare and submit to the Management Committee draft Programs, Production Notices and Operating Plans;

(b)

subject to any specific provision of this Agreement (including subsection 5.1(g)) and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor or its liability under Section 7.8, to implement, at the expense and on behalf of the Joint Venture, using such contractors, if any, as the Operator deems appropriate, all Programs, Production Notices and Operating Plans approved by the Management Committee;

(c)

to pay all Costs properly incurred promptly as and when due;

(d)

to comply with the provisions of all agreements or instruments of title under which the Project or Assets are held;

(e)

subject to Section 17.2, to perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Project in good standing, including, without limitation, staking, restaking, and surveying mining claims, and applying for licences, leases, grants, concessions, permits, patents and other rights to and interests in the Minerals;

(f)

to keep the Project and Assets free of all liens and encumbrances (other than those, if any, in effect on the date hereof or the creation of which is permitted pursuant to this Agreement) arising out of its conduct of Operations and, in the event of any lien being filed as aforesaid, to proceed with diligence to contest or discharge the same;

(g)

to perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound mining and engineering practices and in compliance with all Applicable Laws applicable to the Operations; and

(h)

to prosecute claims or, where a defence is available, defend litigation arising out of the Operations, provided that any Participant may join in the prosecution or defence at its own expense.

7.4

Maintenance of Accounts

The Operator, at the expense of the Joint Venture, will maintain the accounts of the Joint Venture in accordance with GAAP relative to operations in Mexico and the Accounting Procedure; provided, that the judgment of the Operator as to matters related to the accounting, for which provision is not made in the Accounting Procedure, will govern if the Operator’s accounting practices are not inconsistent with joint venture accounting practices generally accepted in the mining industry in Canada.  The Operator will maintain one or more bank accounts to which all payments and receipts with respect to the Joint Venture will be credited and from which all Costs will be paid.

7.5

Restrictions

The following decisions shall require the unanimous approval of the Management Committee:

(a)

abandon, lease, sell or otherwise dispose of any Assets or series of related Assets having an aggregate value of greater than $250,000;

(b)

settle any suit, claim or demand in an aggregate amount in excess of $250,000; and

(c)

enter into any material agreement with an Affiliate of a party with respect to the Operations.

7.6

Access Obligations

At all reasonable times, the Operator will provide the representatives of the parties access to, and the right to inspect and copy all geological, geochemical, geophysical and engineering data, maps, available drill core, drill logs, surveys, assays, analyses, technical, accounting and financial records and other information acquired in Operations.  In addition, the Operator will allow representatives of the parties, at their own sole risk and expense and subject to reasonable safety regulations, to inspect the Project and Operations at all reasonable times so long as the inspecting representatives do not unreasonably interfere with Operations.

7.7

Reporting Obligations

The Operator will, in respect of Programs it is conducting, prepare and submit to the Management Committee:

(a)

an annual financial report, with such report to be delivered within 60 days following the end of each calendar year; and

(b)

an annual technical report, with such report to be delivered within 60 days following the completion of each Program, it being agreed that a Program will not be complete until after receipt of all data in respect of the Program.

The foregoing annual reports will include all necessary data, analyses, projections, studies, evaluations and other reports sufficient to provide the Management Committee with an accurate summary of all relevant Operations and the results of those Operations and will include a statement of Costs and comparisons of such Costs to approved Budgets.  The Operator will, on becoming aware of any material change in respect of the Project, prepare and submit to the parties a notice of the details of such change with the notice to be delivered within 24 hours of the occurrence of a material change.

7.8

Funding Budgets

The Operator's obligation to manage and carry out Operations approved by the Management Committee or to perform any of its duties or obligations under this Agreement is subject to the other Participants paying their proportionate share of required funds in a timely way according to an approved schedule of advances or within the time limits contemplated in this Agreement for the payment of invoices for Costs.  The Operator will immediately notify the Management Committee of any material departure from an adopted Program and its related budget (the "Budget").  If the Operator exceeds an adopted Budget (taken as a whole) by more than 20% on Exploration Programs and 10% on other programs, then the excess will be for the sole account of the Operator unless:

(a)

the overrun is a Non-Discretionary Cost incurred in accordance with Section 16.4; or

(b)

the overrun has been approved by the Management Committee by Special Majority.

Overruns for the sole account of the Operator will not be included in the calculations of the Interests of the parties.  Budget overruns of less than 20% on Exploration Programs or less than 10% on other programs will be borne by the parties in proportion to their respective Exploration Program Percentage or Mining Program Percentage, as the case may be.

7.9

Operators Fee

It is not intended that the Participant acting as the Operator shall profit nor suffer any loss by virtue of it acting in its capacity as Operator, however the Operator shall not be required to submit to an audit of this principle. The Accounting Procedure provides for the manner in which the Operator will account for Costs expended for Mining Operations contemplated in this Agreement. The Accounting Procedure does not contemplate a charge for services to be performed by the Operator's head office functions. "Head office functions" means ordinary course administrative services, head office overhead, use of the corporate infrastructure, and other general services provided by the Operator and its Affiliates which include but are not limited to the officers of the company and their expenses, all in-house legal, accounting, human resources, insurance, taxes, payroll, data processing and employee benefit administration functions as well as office rents, office supplies, and other expenditures made for the benefit of the work performed by persons in those functions. The costs of those head office functions are not recovered directly as a Cost. However, the Operator shall provide those head office functions and for that shall be entitled to a charge, in addition to the direct Costs, but calculated as a percentage of those Costs, calculated without reference to the charge itself, as follows:

(a)

in the case of Exploration Programs, 10% of Exploration Costs reduced to 5% on any single third party contract exceeding $50,000;

(b)

in the case of Construction Programs, 2% of Construction Costs; and

(c)

in the case of Mining Programs, 3% of Operating Costs.

7.10

Rejection of Directions

Any rejection of a direction of the Management Committee by the Operator under subsection 7.3(b) will be resolved in accordance with the provisions of Section 28.1 and, if applicable, Article 29.

7.11

Obligations of Operator Regarding Personal Information

(a)

The Operator shall ensure that, unless otherwise exempted by law, it has the consent of its employees to the collection, use and disclosure of all personal information required by the Operator or the Management Committee to determine the suitability of each employee for work on the Project or for any other reasonable and necessary purpose related to this Agreement.

(b)

For the purpose of this Section 7.11, "Personal Information" means information about an identifiable individual collected or created by the Operator as a result of this Agreement, but does not include the name, title or business address or telephone number of an employee of the Operator.

(c)

Unless this Agreement or the law otherwise specifies or the Management Committee otherwise directs in writing, the Operator shall only collect, create, use and disclose Personal Information in respect of its own employees or in respect of the employees of contractors which is necessary for the due performance of the Operator’s obligations or for the exercise of the Operator’s rights under this Agreement.

(d)

The Operator further agrees to comply with all applicable laws and with all Management Committee instructions or directives that relate to the collection, use, disclosure, storage and disposal of Personal Information.

(e)

Unless the Agreement specifies otherwise, the Operator shall retain all Personal Information arising in respect of or relating to this Agreement until directed by the Management Committee in writing to dispose of it.

(f)

The Operator agrees to immediately rectify, delete or update all Personal Information in its possession or control arising in respect of or relating to this Agreement on receiving written instructions to such effect from the Management Committee.

8.

EXPLORATION PROGRAMS

8.1

Draft Programs

Within 60 days following the Effective Date, the Operator will prepare and submit an initial draft Exploration Program for the balance of that calendar year for consideration by the Management Committee.  On or before January 15 of each year, commencing with the year after which the Effective Date occurs, the Operator will prepare and submit a draft Exploration Program for that calendar year for consideration by the Management Committee.  The term of an Exploration Program will not exceed 12 months unless the Management Committee otherwise unanimously approves.  Every draft Exploration Program will contain a statement in reasonable detail of the proposed Exploration Operations and estimates of all Exploration Costs to be incurred.  The Operator will be entitled to include in the Budget for each draft Program an allowance of up to 10% for contingencies.  All Exploration Operations will be conducted, Exploration Costs will be incurred and Assets will be acquired only pursuant to approved Exploration Programs.

8.2

Approval of Exploration Programs

The Management Committee will review and consider the initial Exploration Program within 10 days and, if it deems fit, approve such Exploration Program with such modifications, if any, as the Management Committee deems desirable.  Prior to February 15 of each year, commencing with the year after the year in which the Effective Date occurs, the Management Committee will review and consider all Exploration Programs submitted and, if it deems fit, approve an Exploration Program with such modifications, if any, as the Management Committee deems desirable.

8.3

Election to Contribute

Forthwith after approval of each Exploration Program, the Operator will submit it to the parties.  Subject to Section 8.6, each party will, within 15 days after the date on which the Management Committee approves an Exploration Program, give notice to the Operator whether it elects:

(a)

to contribute its Proportionate Share of the Exploration Costs of that Exploration Program; or

(b)

not to contribute to that Exploration Program.

If a party does not give timely notice, then that party will be deemed to have elected to contribute.  If any party elects not to contribute to a Program, then the Operator will forthwith give notice thereof to the other parties who will be entitled to elect, within 10 days of the Operator’s notice, to increase their contributions by the amount of the shortfall, (if more than one then in proportion to their respective Interests).  If, after the operation of this Section 8.3, Exploration Costs are not fully committed, then the Exploration Program will be deemed to be withdrawn.  If an Exploration Program is deemed to have been withdrawn:

(a)

the Operator may prepare and submit a revised Exploration Program;

(b)

the Operator will implement a mandatory program as contemplated in Section 16.4; or

(c)

either party may invoke the deadlock and dispute resolution procedures under Article 28.

If, after the operation of this Section 8.3, Exploration Costs are fully committed, then the Operator shall proceed with the approved Exploration Program and promptly notify each party of the percentage amount (the "Exploration Program Percentage") it has elected to contribute to the Program.

8.4

Contributions to Exploration Programs

The Operator will be entitled to request cash advances ("Cash Calls") from the parties who have elected to contribute to the current Program at the beginning of the last month of each quarter in respect of Costs expected to be incurred by or on behalf of the Operator during the following quarter plus a reasonable additional amount for working capital, and each such party will comply with such request within five Business Days of receipt thereof.  Each such request will include a statement of account reconciling amounts previously advanced by the contributing parties against actual Costs incurred and paid by the

Operator, and appropriate adjustments will be made as required to the amount of cash requested by the Operator in respect of the then current month.  If the Operator suspends or prematurely terminates an Exploration Program, then any funds advanced by a party in excess of that party’s Exploration Program Percentage of Exploration Costs actually incurred in connection with that Exploration Program will be refunded forthwith.

8.5

Suspension or Termination of Exploration Programs

The Operator may suspend or terminate prematurely any Program:

(a)

with the prior consent of the Participants when the Operator, in good faith, considers that conditions are not suitable for the proper continuation or completion of the Program or if the results to that point substantially impair or eliminate the technical rationale upon which the Program was predicated; or

(b)

if the Operator is anticipating cost overruns, has given notice thereof to the Participants and is waiting to receive approval of the overrun under Section 7.8(b).

If, in the circumstances, the Operator considers the obtaining of prior consent impracticable, the Operator may unilaterally suspend or prematurely terminate the Subsequent Program but shall forthwith thereafter give notice thereof to the Participants.  If any Exploration Program is suspended, or terminated prematurely or completed and the Exploration Costs incurred on the Program so suspended, terminated or completed are less than 80% of the Exploration Costs originally approved, then any party which elected not to contribute to that Exploration Program will be given notice by the Operator of the suspension, termination or completion and will be entitled to contribute its (pre-Exploration Program) Proportionate Share of the Exploration Costs incurred on that Program by payment thereof to the Operator within 30 days after receipt of the notice.  If payment is not made by that party within the 30 days aforesaid, then it will be deemed to have elected not to fully contribute to that Exploration Program without any further demand for payment being required.

8.6

Dilution for Non-Contribution

If a party elects not to contribute to the Exploration Costs of any Exploration Program, then the Interest of that party expressed as a percentage will be diluted and determined by the following formula:

Party’s Interest =

[	AB + Y	]
B + C

Where:

A = the Interest of the party being diluted prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and prior contributions of all parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by all parties to the Relevant Program; and

"Relevant Program" means, in this Section 8.6, a Program to which the diluting party elected not to contribute and the Program is subsequently funded by the other party increasing its contribution by the amount of the shortfall.

The non-diluting party’s Interest will be adjusted accordingly and, if there is more than one non-diluting party, then the Interests of the non-diluting parties will be adjusted in proportion to their respective Exploration Program Percentage.  A party whose Interest has been reduced to 10% or less will have its Interest converted to a 2% Net Smelter Return Royalty, in accordance with Section 10.2, with no further opportunity or obligation to contribute in any Program.  The maximum aggregate percentage of Net Smelter Returns that shall be payable pursuant to this Section 8.6 shall not exceed 2% and if more than one party is entitled to an interest in Net Smelter Returns, then such parties shall divide the 2% interest equally, unless otherwise agreed by the parties.

9.

PRODUCTION NOTICE

9.1

Preparation and Consideration of Feasibility Study

An Exploration Program may provide for a Feasibility Study to be prepared.  The Operator will call a Management Committee meeting to consider any Feasibility Study for a date no sooner than 60 days and no later than 120 days after the Feasibility Study has been provided to each of the parties or such other date as the representatives of all the parties agree.  The parties shall meet at reasonable intervals and times to review drafts of the Feasibility-Study and discuss whether the establishing and bringing of a Mine into commercial production in conformity with such Feasibility Study is feasible and desirable.

9.2

Production Recommendation

The Management Committee will consider any Feasibility Study prepared and may approve the Feasibility Study, with such modifications or subject to such conditions, if any, as it considers necessary or desirable.  Upon approval of the Feasibility Study, the Management Committee will cause the Operator to give notice (in this Agreement called the "Production Recommendation") to each of the parties stating that the Management Committee recommends that a Mine be established and brought into production in conformity with the Feasibility Study as so approved.

9.3

Election to Contribute

Each party may, within 120 days of receipt of the Production Recommendation, give the Operator notice committing itself to:

(a)

contribute its Proportionate Share of the Construction Costs and Production Costs to be incurred in respect of the Mine; or

(b)

not to contribute thereto.

If a party does not give notice of that commitment within the 120 day period, then it will be deemed to have elected not to contribute to Construction Costs and Production Costs.

9.4

Election to Increase Contribution

If any party elects or is deemed to have elected not to contribute to Construction Costs and Production Costs then the Operator will give notice thereof to those parties that elected to contribute and those latter parties may thereupon elect, by notice to the Operator within 30 days of the Operator’s notice, to increase their contributions to the Construction Costs and Production Costs (if more than one then in proportion to their respective Interests) by the amount which any party has declined to contribute.

9.5

Production Notice

Forthwith after the operation of Sections 9.3 and 9.4, the Management Committee will cause the Operator to give notice to the parties indicating either, that Construction Costs and Production Costs:

(a)

are fully committed, in which case the notice (in this Agreement called the "Production Notice") will state that the Participants have agreed to establish and bring a Mine into production in conformity with the Feasibility Study approved by the Management Committee pursuant to Section 9.2 and advise each Participant of their agreed percentage (the "Mining Programs Percentage") of the Construction Costs and Production Costs to be incurred in respect of the Mine; or

(b)

are not fully committed, in which case the notice will state that the Production Recommendation is thereby withdrawn.

If the Production Recommendation is deemed to have been withdrawn, either party may invoke the deadlock and dispute resolution procedures under Article 28.

9.6

Further or Revised Feasibility Study

Notwithstanding subsection 9.5(b), the Management Committee will be entitled, at any time after the withdrawal of a Production Recommendation, to approve another or a revised Feasibility Study and cause another Production Recommendation to be issued.

9.7

Adjustment of Interest upon Delivery of Production Notice

Upon delivery of a Production Notice, each party's Interest shall be such party's Mining Programs Percentage and each party shall contribute to the Construction Costs and Production Costs of any Construction Program or Operating Plan, as applicable, the percentage of such Costs equal to its Mining Programs Percentage.

9.8

Conversion to Net Smelter Returns Royalty

A party whose Interest has been reduced under Section 9.7, but is still greater than 10% will be entitled to receive details of and is required to contribute to future Programs to the extent of its Mining Programs Percentage.  A party whose Interest has been reduced under Section 9.7 to 10% or less will have its Interest converted to a 2% Net Smelter Returns Royalty, in accordance with Section 10.2, with no further opportunity or obligation to contribute to any Program.  The maximum aggregate percentage of Net Smelter Returns that should be payable pursuant to this Section 9.8 shall not exceed 2% and if more than one party is entitled to an interest in Net Smelter Returns, then such parties shall divide the 2% interest equally, unless otherwise agreed by the parties.  For further clarity, if any other mineral interests that lie within the outer boundary of the property (“After acquired Properties”) are acquired from any third party vendors and with regard to such acquisition, a net Smelter Return royalty, or similar royalty (a “Vendor NSR”) is payable that is less than the two percent (2%) Net Smelter Return payable to the Optionor in accordance with the Joint Venture Agreement referenced in Section 6.3 of the Option Agreement (“Optionor NSR”), then the Optionor NSR shall be reduced by the amount of the Vendor NSR.

10.

EFFECT OF NON-PARTICIPATION

10.1

Reduction of Interest Below 10%

If, prior to the Completion Date, a party has its Interest reduced to 10% or less as a result of the operation of any one or more of Sections 8.6, 9, 16.5 or 16.6, then it will be deemed to have assigned and conveyed its Interest to the Participants (if more than one then in proportion to their respective Interests).  An assignment and conveyance pursuant to this Section 10.1 will not relieve the party whose Interest is being assigned and conveyed from any obligations and liability accruing to it prior to the date of the assignment and conveyance in respect of unfunded decommissioning and shut down costs and expenses including all required environmental clean-up, reclamation and rehabilitation.

10.2

Entitlement to NSR

Upon any assignment and conveyance pursuant to Section 10.1, the party whose Interest is deemed to have been assigned and conveyed will cease to be a party and will cease to have any further right or Interest under this Agreement and, except as to any payment of the Net Smelter Returns Royalty to which that party (the "NSR Holder") is entitled under any of Sections 8.6, 9, 16.5 or 16.6, all obligations or liabilities of the other parties to the NSR Holder will terminate.  When the NSR Holder is so deemed to have assigned and conveyed to the Participants its Interest, the NSR Holder, in consideration of that assignment and conveyance, will be entitled to receive the NSR, as and when available.  If there is more than one Participant at the time, each Participant will severally calculate and cause to be paid to the NSR Holder in the manner provided in Schedule "C" to this Agreement, the NSR derived from its Proportionate Share of Minerals produced from any Mine or Mines on the Project.

10.3

Participants to Determine Operations

Without limiting the generality of Section 10.2, any decision to place the Project, or any portion thereof, into production will be at the sole discretion of the Participants, which will be under no obligation to the NSR Holder to place the Project, or any portion thereof, into production and will, if the Project, or any portion thereof, is placed into production have the unfettered right, as against the NSR Holder, to suspend, curtail or terminate Operations as they in their sole discretion may determine.

10.4

Sale of NSR

Notwithstanding any other provision of this Article 10, if an NSR Holder wishes to sell the NSR interest to which it is entitled, then the remaining Participant(s) or owner(s) of the Project will have a right of first refusal to purchase from the NSR Holder the Net Smelter Returns Royalty payable by such Participant(s) or owner(s).  Under the right of first refusal the remaining Participant(s) shall have 30 days after receipt of notice from the NSR Holder of the detailed terms of sale of such Net Smelter Returns Royalty to elect by notice to the NSR Holder to acquire such interest on the same terms.  If the remaining Participant(s) does (do) not elect to acquire such interest within such time period, the NSR Holder shall have 90 days to sell the interest to the person identified as the buyer in the NSR Holder's notice on terms no less favourable to the NSR Holder than those described in the notice.  For the purposes of this Section, if the consideration offered for the Net Smelter Returns Royalty is other than cash then:

(a)

in the case of consideration in shares listed on a public market or quotation system, such shares will be valued at the closing price of such shares on the trading day prior to the offer and the Participant(s) will be considered to be offering the same terms if it offers shares having the same value calculated in the same manner; and

(b)

in the case of other consideration, the NSR Holder must provide a good faith estimate of the value of such consideration (which estimate can be challenged by the Participant(s) in arbitration hereunder) and the Participant(s) would be considered to be offering the same terms if it offers cash of an equivalent value.

10.5

Option to Acquire 50% of NSR

After a positive Feasibility Study, any party, at any time (subject to Section 30.8) acquire 50% of the NSR interest held by the other party at a price equal to the fair market value of such 50% interest as determined by an in dependent appraiser or valuator based on such positive Feasibility Study.

11.

MINE FINANCING

11.1

Restrictions on Encumbrances

Except as permitted by Section 11.3, no party will at any time place any lien, pledge, mortgage, lease, sublease, charge or other encumbrance on the whole or any part of its Interest without the prior consent of all the other parties.

11.2

Contribution of Construction Costs and Production Costs

Each Participant will contribute its Mining Programs Percentage of the Construction Costs and Production Costs.

11.3

Entitlement to Pledge

Solely in order to secure loans to contribute their respective Proportionate Share of the Construction Costs and Production Costs, the Participants will each be entitled to pledge, mortgage, charge or otherwise encumber, as security for financing their respective contributions, the Project and Assets to the extent of their respective Interests: provided; however, that security will not be given by any Participant unless the proposed pledgee, mortgagee or holder of the charge or encumbrance (hereinafter called the "Bank") is a bank or other financial institution acceptable to the other Participants and the Bank first undertakes in writing with all the other Participants, in form reasonably satisfactory to counsel for those other Participants and binding upon the Bank, that:

(a)

the Bank will not enter into possession or institute any proceedings for foreclosure or partition of an encumbering Participant’s Interest and that the security and right of payment will be subject to the provisions of this Agreement;

(b)

the Bank’s remedies under that security will be limited to the sale of the whole (but only of the whole) of the encumbering Participant’s Interest held under that security.  Before selling the encumbering Participant’s Interest, the Bank must first offer it to the other Participants in accordance with Article 25 and, if the other Participants do not exercise their rights under Article 25, then the Bank may sell the encumbering Participant’s Interest by a sale at a public auction to be held after 90 days prior notice to the other Participants; provided, however, that, as a condition of sale, the purchaser will, prior to completing the purchase, deliver to the parties notice, in form reasonably satisfactory to counsel for the Operator, that the purchaser:

(i)

assumes all the obligations of the encumbering Participant in connection with this Agreement; and

(ii)

will be bound by this Agreement.

11.4

Entitlement to Pledge Subject to Operator's Lien

Notwithstanding any other provisions of this Article 11, any pledge, assignment, grant of a security interest in or other encumbrance by a party of its Proportionate Share of Minerals produced from the Mine is subordinate to the terms of this Agreement, including the lien contemplated in Article 19.

12.

CONSTRUCTION

12.1

Conduct of Construction

The Management Committee will cause the Operator to, and the Operator will, proceed with Construction with all reasonable dispatch after a Production Notice has been given.  Construction will be substantially in accordance with the Construction Program subject to the right of the Management Committee to cause such reasonable variations in the Construction Program to be made as the Management Committee deems appropriate from time to time.

12.2

Completion Date

The Operator may, of its own initiative, and will, forthwith upon request by a Participant, call a Management Committee meeting to consider establishing a Completion Date.  The Management Committee will meet to consider specifying a Completion Date.  Forthwith upon a Completion Date being established, the Operator will give notice of that date to the parties.

13.

OPERATION OF THE MINE

13.1

Operating Year

Commencing with the Completion Date, all Mining Operations will be planned and conducted and all estimates, reports and statements will be prepared and made on the basis of an Operating Year.

13.2

Operating Plan

The Operator will prepare and submit an Operating Plan for each Operating Year, except the first Operating Year, to the Management Committee not later than December 15 in the year immediately preceding the Operating Year to which the Operating Plan relates.  The Operating Plan for the first Operating year will be prepared and submitted by the Operator prior to establishment of the Completion Date.  Each Operating Plan will contain the following:

(a)

a plan of the proposed Mining Operations;

(b)

a detailed estimate of all Production Costs plus a reasonable allowance for contingencies;

(c)

an estimate of the quantity and quality of the ore to be mined and the quality and quantity of diamonds, concentrates or metal to be produced;

(d)

a reconciliation of the quantity and quality of the ore mined and the concentrates or metals produced in the preceding Operating Year against the estimate contained in the Operating Plan for that Operating Year; and

(e)

such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the Operating Plan.

Upon request of any Participant, the Operator will meet with that Participant to discuss the Operating Plan.

13.3

Adoption of Operating Plan

The Management Committee will consider and adopt each Operating Plan, with such changes as it deems necessary, by January 15 in the year immediately preceding the Operating Year to which the Operating Plan relates or, in the case of the first Operating Plan, by the Completion Date; provided, however, that the Management Committee may propose and approve amendments to any Operating Plan.

13.4

Expansion of Facilities

If, following the Completion Date, a proposed Operating Plan provides for an expansion in facilities, the cost of which exceeds 25% of the capital costs of the facilities (as set forth in the Feasibility Study upon the basis of which they were constructed), then the Operating Plan will be deemed to be in two parts with:

(a)

the part of the Operating Plan setting out the details of the significant expansion of facilities requiring Special Majority approval; and

(b)

the other part of the Operating Plan requiring Simple Majority approval.

14.

DISTRIBUTION IN KIND

14.1

Delivery in Kind

Subject to Article 19 hereof, each Participant may take delivery in kind and will separately dispose of its Proportionate Share of the Minerals produced from the Mine.  Unless otherwise unanimously agreed by the representatives of all Participants, the terms of delivery to the Participants for Minerals will be f.o.b. transport carrier at the concentrator or refinery, as Minerals are produced.  Any costs and expenses incurred by reason of the Participants taking in kind and making separate dispositions will be paid by each Participant directly and not through the Operator.

14.2

Entitlement to Use or Dispose Minerals

Each Participant will be entitled to use, dispose of or otherwise deal with its Proportionate Share of Minerals produced as it sees fit.  From the time of delivery, each Participant will have ownership of and title to its Proportionate Share of Minerals separate from, and not as tenant in common with, the other Participants.

14.3

Entitlement to Enter Forward Sales and Hedging Transactions

Nothing herein contained will be deemed to abridge or restrict the right of a Participant to enter into forward sales or other hedging contracts affecting any part or all of its Proportionate Share of Minerals produced or to be produced.

15.

SUSPENSION AND TERMINATION OF MINING OPERATIONS

15.1

Mine Maintenance Plan

The Operator may, at any time subsequent to the Completion Date, on at least 30 days notice to all Participants, recommend that the Management Committee approve the suspension of Mining Operations.  In considering whether to make such a recommendation, the Operator will take into account good and reasonable mining, environmental and commercial reasons for making the recommendations but will not make a recommendation on the basis of matters particular to the party acting as Operator.  The Operator’s recommendation will include a plan and budget (in this Article 15 called the "Mine Maintenance Plan"), in reasonable detail, of the activities to be performed to maintain the Assets and the Mine during the period of suspension and the Costs to be incurred.  The Management Committee may:

(a)

if the Mine Maintenance Plan provides for a suspension of 180 days or less, then by Simple Majority; or

(b)

if the Mine Maintenance Plan provides for a suspension of more than 180 days, then by Special Majority,

approve the Mine Maintenance Plan with such changes as the Management Committee deems necessary.  If the Management Committee approves the Mine Maintenance Plan, with or without modifications, then the Participants will be committed to contribute their respective Mining Programs Percentage of the Costs incurred in connection with the Mine Maintenance Plan.  The Operator will call a meeting of the Management Committee upon the reasons for the suspension of Mining Operations ceasing to have effect and, in any event, within 90 days of approval of the Mine Maintenance Plan. The Management Committee may cause Mining Operations to be resumed at any time (for greater certainty, by Special Majority if the suspension has lasted for more than 180 days) and will take all reasonable steps to cause Mining Operations to be resumed upon the reasons for the suspension of Mining Operations ceasing to have effect.

15.2

Mine Closure Plan

The Operator may, at any time following a period of at least 90 days during which Mining Operations have been suspended, upon at least 30 days notice to all Participants, recommend that the Management Committee approve the permanent termination of Mining Operations.  The Operator’s recommendation will include a plan and budget (in this Article 15 called the "Mine Closure Plan"), in reasonable detail, of the activities to be performed to close the Mine and reclaim the Project and the estimated Costs to implement the Mine Closure Plan. The Management Committee may approve the Operator’s recommendation by Special Majority with such changes to the Mine Closure Plan as the Management Committee deems necessary.

15.3

Implementation of Mine Closure Plan

If the Management Committee approves the Mine Closure Plan, then the Operator will:

(a)

implement the Mine Closure Plan, whereupon the Participants will be committed to pay their Proportionate Share of the Costs required to implement that Mine Closure Plan;

(b)

remove, sell and dispose of such Assets as may reasonably be removed and disposed of profitably and such other Assets as the Operator may be required to remove pursuant to applicable environmental and mining laws; and

(c)

sell, abandon or otherwise dispose of the Mine, the Assets and the Project.

15.4

Disposal Price for Assets, Mine and Project

The Operator will obtain an independent valuation of the Assets, the Mine and the Project.  The disposal price for the Assets, the Mine and the Project will be the best price obtainable and the net proceeds, if any, from such disposal will be credited to the Participants in proportion to their respective Interests.  The net proceeds, if any, will not be distributed to the Participants until all Shutdown and Reclamation Costs have been paid.

15.5

Non-Approval of Mine Closure Plan

If the Management Committee does not approve the Mine Closure Plan, then the Operator will, unless obliged to implement the Mine Closure Plan by order or direction of applicable Government Authorities, maintain Mining Operations in accordance with the Mine Maintenance Plan as approved pursuant to Section 15.1.  If the Mining Operations have been suspended for a period of one year or more and the Management Committee does not approve a Mine Closure Plan, either party may refer the matter to the deadlock resolution provisions in Article 28.

15.6

Shutdown and Reclamation Fund

The Operator will establish a cash fund (the "Shutdown and Reclamation Fund") from which all costs and expenses relating to the final shutdown of Operations on the Project, including without limitation, costs associated with employees’ severance pay, as well as costs associated with the reclamation of the Project and with regulatory compliance in that respect (the "Shutdown and Reclamation Costs") will be paid.  Any interest income will accrue to the Shutdown and Reclamation Fund.  The Operator will, during the period commencing on the earlier of the date on which an Exploration Program providing for significant surface disturbances is adopted by the Management Committee or the date on which a Production Notice is given and expiring on the Completion Date, estimate the Shutdown and Reclamation Costs and bill the parties quarterly for their Proportionate Share of any contribution to the Shutdown and Reclamation Fund so that, at any particular time, the Shutdown and Reclamation Fund is sufficient to meet the estimated Shutdown and Reclamation Costs.  The Operator will, at any time after the Completion Date, estimate the additional Shutdown and Reclamation Costs and will include in Production Costs an amount, calculated on a per tonne of production basis, to be contributed to the Shutdown and Reclamation Fund.  To the extent to which Programs adopted following the giving of a Production Notice include a requirement for contributions to the Shutdown and Reclamation Fund, the part of the Program requiring such a contribution is mandatory and each of the parties will be obliged to contribute its Proportionate Share of that part of the Program.  The Management Committee will annually review the calculation of the Shutdown and Reclamation Fund and will make any adjustments to the calculation thereof and the contribution by the parties thereto as considered necessary.

16.

PAYMENT OF COSTS, MANDATORY PROGRAMS AND DEFAULTS IN PAYMENT

16.1

Invoices

The Operator will invoice each Participant for its Exploration Program Percentage of Exploration Costs and Mining Programs Percentage of Production Costs or advances in accordance with the Accounting Procedure.  Payments from the Participants (including the Operator) will be deposited in one or more of the bank accounts maintained pursuant to Section 7.4.

16.2

Advances and Invoices of Construction Costs

Reasonably before commencing Construction, the Operator shall consult with the Participants for the purpose of establishing a schedule of advance payments which the Operator will require each Participant to make in respect of Construction Costs. The schedule shall be submitted to the Management Committee for approval. Each Participant shall pay its share of Construction Costs to the Operator on or before the dates set out in the approved schedule without the necessity of any invoice by the Operator. If no schedule of advances is approved or if extraordinary items arise which were not contemplated in the approved schedule, the Operator may invoice, from time to time, each Participant for reimbursement for that Participant's proportionate share of Construction Costs incurred to the date of the invoice or, at the beginning of each month, for an advance against Construction Costs equal to that Participant's proportionate share of the estimated cash disbursements to be made during the month. Each Participant shall pay the amount invoiced to the Operator within 30 days after receipt of the invoice.  If a Participant protests the correctness of an invoice it shall nevertheless be required to make the payment but without prejudice to its right to an audit opinion under section 7 of Schedule "B".

16.3

Advances and Invoices of Operating Costs

Following the Completion Date, the Operator may invoice, from time to time, each Participant for reimbursement for that Participant's proportionate share of Operating Costs incurred to the date of the invoice or, at the beginning of each month, for an advance against Operating Costs equal to that Participant's proportionate share of the estimated cash disbursements to be made during the month. Each Participant shall pay the amount invoiced to the Operator within 30 days after receipt of the invoice. If a

Participant protests the correctness of an invoice it shall nevertheless be required to make the payment but without prejudice to its right to audit opinion under section 7 of Schedule "B".

16.4

Non-Discretionary Costs and Mandatory Programs

Notwithstanding Sections 8.1, 8.2 and 8.3, if in any year in which there is no approved Program circumstances require the Operator to incur Costs in order to maintain tenure to the Project, to satisfy contractual or other obligations imposed by law, to prevent waste or to protect life and property (in this Section 16.4 called "Non-Discretionary Costs"), then the Operator will forthwith propose a Program (in this Section 16.4 called a "Mandatory Program") to incur those Non-Discretionary Costs and provide each party with a copy thereof.  The Mandatory Program will be deemed to be approved by the Management Committee and each of the parties will be obligated to contribute its Proportionate Share of the Non-Discretionary Costs incurred within 30 days of the receipt of the Operator’s invoice, failing which Section 16.5 or 16.6 will apply, as applicable.  Non-Discretionary Costs will be deemed to be Exploration Costs for all purposes of this Agreement.

16.5

Default in Making a Contribution – Before Completion Date

Before the Completion Date, if a party (the ‘defaulting party’) elects to contribute to an approved Exploration Program or Construction Program then fails to do so to the extent of its commitment and the shortfall is subsequently funded by a non-defaulting party, the interest of the defaulting party expressed as a percentage will be diluted and determined by the following formula:

Party’s Interest =

[	AB + Y	]
2(B + C)

Where:

A = the Interest of the defaulting party prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and prior contributions of both parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by the parties to the Relevant Program; and

"Relevant Program" means, in this Section 16.5, a Program to which the defaulting party elected or committed to contribute then failed to do so.

The non-defaulting party’s Interest will be adjusted accordingly and, if there is more than one non-defaulting party, then the Interests of the non-defaulting parties will be adjusted in proportion to their respective contributions to funding the amount not funded by the defaulting party.  Until the Completion Date a party whose Interest has been reduced to 10% or less will have its Interest converted to a 2% Net Smelter Returns Royalty in accordance with Section 10.2.

16.6

Default in Making a Contribution – After Completion Date

After the Completion Date, if a party fails to contribute to an Operating Plan to the extent of its Interest and the shortfall is subsequently funded by a non-defaulting party, the interest of the defaulting party expressed as a percentage will be diluted and determined by the following formula:

Party’s Interest =

[	AB + Y	]
(B + 2C)

Where:

A = the Interest of the defaulting party prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and prior contributions of both parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by the parties to the Relevant Program; and

"Relevant Program" means, in this Section 16.6, the Operating Plan to which the defaulting party failed to contribute.

The non-defaulting party’s Interest will be adjusted accordingly and, if there is more than one non-defaulting party, then the Interests of the non-defaulting parties will be adjusted in proportion to their respective contributions to funding the amount not funded by the defaulting party.

17.

THE PROJECT

17.1

Title to the Project

(a)

To the extent it has not already done so, Almaden and Santoy shall forthwith deliver to Skeena duly executed instruments of transfer and such other documentation, deeds, certificates and assurances which may reasonably be required to convey, transfer and assign the legal title to a 60% interest in the mineral claims which comprise the P Skeena property to Skeena, and to permit registration of such interest in the name of Skeena or its nominee, and shall appoint Skeena as agent of Almaden and Santoy for the purpose of filing the same in applicable governmental and administrative registries.  From and after the Effective Date, title to the Project will be held in the names of Skeena as to its undivided Interest and JV as to its undivided Interest.

(b)

If the parties agree, title to the Project may be transferred to the Operator which will hold it in trust and for the benefit of the parties in accordance with the provisions of this Agreement.

(c)

For the purposes of enabling a Participant to provide security pursuant to Section 11.3, a Participant may request that the Project be transferred and assigned to the Participants in accordance with their respective Interests.

(d)

Other than as may be required under paragraph (c), any adjustment to a party’s Interest need not be evidenced during the term of this Agreement by the execution and delivery of any instrument, but each party’s Interest will be determined from time to time by using the books of the Joint Venture kept by the Operator.

(e)

The Operator will be the attorney and agent of all parties having an Interest and will be authorized and empowered to act on their behalf by executing all documents, performing all acts and doing all such other things as it in its sole discretion may deem necessary or desirable in respect of all matters relating to this Section 17.1 and in fulfilling its obligations under subsections 7.3(d), (e), (f) and (h), each party agreeing to execute and deliver all such documents as are required to evidence that authorization from time to time.

17.2

Surrender or Lapse

Notwithstanding Section 17.1 and subsection 7.3(e), the Operator will be entitled, at any time, to surrender all or any part of the Project or to permit the same to lapse, upon first obtaining Special Majority approval of the Management Committee.  The other parties will be entitled to receive (if more than one then in proportion to their respective Interests) from the Operator, on request and on payment of the recording fees, prior to the date of surrender or lapse, a conveyance of that portion of the Project intended for surrender or lapse, together with copies of any plans, assay maps, diamond drill records and factual engineering data in the Operator’s possession and relating solely thereto.  Any such part of the Project will cease to be subject to this Agreement and will not be subject to Section 18.1.

18.

 AREA OF INTEREST

18.1

Area of Interest

There is no area of interest applicable to the Joint Venture.

19.

OPERATOR’S LIEN

19.1

Grant Interest

To secure the due and punctual payment by each Participant of its proportionate share of Construction Costs and Operating Costs and, where applicable, interest payable under this Agreement and any amounts owing to the Operator under Article 15 or 20, all when the same shall become due and payable, whether under Sections 16.2 or 16.3 or otherwise, each Participant hereby grants a security interest to and in favour of the Operator, or to the other Participants in the case of the security interest granted by the Participant who is the Operator, in:

(a)

the undivided share of Minerals produced or to be produced from the Property owned or to be owned by that Participant; and

(b)

the Interest of that Participant.

The security interest hereby created shall in no way hinder or prevent a Participant, at any time or from time to time until the security interest hereby constituted shall have become enforceable pursuant to the provisions of Section 19.3, from:

(a)

selling, assigning, transferring, conveying or otherwise disposing of all or any part of its share of production, free from such charge, in the ordinary course of its business and for the purpose of carrying on the same; provided that any forward sale commitments by a Participant shall be without prejudice to enforcement by the Operator of its security interest in respect of any concentrates which have not at the time been delivered to fill those sales commitments;

(b)

selling, assigning, conveying, transferring or otherwise disposing of its Interest in accordance with the provisions of Article 25;

(c)

subject always to compliance with the provisions of Article 11, entering into a security instrument in accordance with that section;

provided that any such action is not in breach of any provision of this Agreement.

19.2

Demand for Payment

If any Participant fails to pay its proportionate share of Costs to the Operator by the due dates contemplated in Sections 16.2 or 16.3 or Articles 15 or 20, the Operator may by notice demand payment, whereupon it shall, for purposes of Section 19.3, also advise the other Participants.

19.3

Notice of Intention to Enforce Lien

If any Participant fails to pay the Operator within 21 days of demand made pursuant to Section 19.2, the Operator shall notify the other Participants and it may, and shall upon request of any other Participant, give notice to the defaulting Participant of its intention to enforce its security interest.  The Operator may, and shall upon request of any other Participant, without limiting the Operator's other rights at law, enforce the security interest created by Section 19.1 by taking possession of all or any part of the defaulting Participant's Interest or by taking the defaulting Participant's proportionate share of Minerals produced from the Property.  In enforcing its security interest, the Operator shall act bona fide and, as between Sections 19.4 and 19.5 adopt the means of realization that it considers most expeditious in the circumstances to recover the amount in default.  Enforcement of its security interest shall not prejudice the right of the Operator to sue or otherwise take proceedings to recover the amount in default and interest aforesaid.

19.4

Sale of Interest

If the Operator enforces its security interest against the defaulting Participant's Interest, the Operator shall sell and dispose of all the Interest, excluding the defaulting Participant's share of Minerals which have been produced from the Property, which the Operator has so taken into its possession by:

(a)

first offering that Interest to the other Participants, if more than one then in proportion to the respective Interests of the Participants who wish to accept that offer, for that price which is the average of the fair market value stated in two appraisals obtained by the Operator from independent well-recognized appraisers competent in the appraisal of mining properties; and

(b)

if the other Participants elect not to purchase all of that Interest as aforesaid, then by selling that Interest, either in whole or in part or in separate parcels at public auction or by private tender (the Participants other than the defaulting Participant being entitled to bid) at a time and on whatever terms the Operator may arrange, having first given notice to the defaulting Participant of the time and place of the sale.

As a condition of the sale as contemplated in paragraph 19.4(b), the purchaser shall agree to be bound by this Agreement as a Participant hereunder except for any amounts due and owing by the Participant then in default and, prior to acquiring the Interest, shall deliver notice to that effect to the parties, in form acceptable to the other Participants.

19.5

Sale of Share of Production

If the Operator enforces its security interest against the defaulting Participant's proportionate share of Minerals produced from the Property, it may sell those Minerals and, in so doing:

(a)

if it deems necessary to effect a sale of those Minerals, the Operator may also commit that Participant's proportionate share of Minerals to be produced from the Property for the next succeeding three months for sale to the purchaser; and

(b)

the Operator shall not be accountable to the defaulting Participant notwithstanding that any sale under this Section 19.5 may be at a price and on terms less favourable than those applicable to the sale by the Operator of its own share of production.

19.6

Proceeds of Sales

The proceeds of the sale of Interest or Minerals under Sections 19.4 and 19.5 shall, after deduction of costs of enforcement of the security interest and the costs of sale, be applied by the Operator in payment of the amount due from the defaulting Participant and interest as aforesaid, and the balance remaining, if any, shall be paid to the defaulting Participant.

20.

INDEMNITY AND LIABILITY OF THE OPERATOR

20.1

Operator’s Indemnity

Subject to Section 20.2, after the Effective Date each party will indemnify and save the Operator, in its capacity as such, harmless from and against any loss, liability, claim, demand, damage and expense in connection with loss of life, personal injury or damage to property (including, without limiting the generality of the foregoing, legal fees) arising out of any acts or omissions of the Operator or its officers, employees or agents, contractors, licensees and invitees, as applicable.  The obligation of each of the parties to indemnify and save the Operator harmless pursuant to this Section 20.1 will be in proportion to its Interest as at the date that the loss of life, personal injury or damage to property occurred.

20.2

Negligence or Wilful Misconduct

Notwithstanding Section 20.1, the Operator, in its capacity as such, will not be indemnified nor held harmless by the parties for its gross negligence, wilful misconduct or material breach of this Agreement or of Applicable Law or that of its officers, employees or agents.  An act or omission of the Operator done or omitted to be done:

(a)

at the direction, or with the express concurrence, of the Management Committee; or

(b)

in good faith to protect life or property,

will be deemed not to be gross negligence, wilful misconduct or a material breach of this Agreement.

21.

INSURANCE

21.1

Operator to Obtain Insurance

Commencing on the Effective Date, the Management Committee will cause the Operator to place and maintain with a reputable insurer or insurers such insurance as the Management Committee in its discretion deems advisable in order to protect the parties.  The Operator will, upon the written request of any Participant, provide it with evidence of that insurance.

21.2

Parties May Obtain Insurance

Notwithstanding Section 21.1, each party may purchase, at its own expense, any other insurance that it wishes for its own protection.

22.

PARTITION

Each of the parties waives any right to partition of the Project or the Assets or any part thereof and no party will seek or be entitled to partition of the Project or the Assets whether by way of physical partition, judicial sale or otherwise.

23.

TAXATION

All Costs incurred hereunder will be for the account of the party or parties who funded the making or incurring of the same (if more than one then in proportion to their respective contribution to those Costs), and each party on whose behalf any Costs have been incurred will be entitled to claim all tax benefits, write-offs and deductions with respect thereto.

24.

FORCE MAJEURE

24.1

Suspension of Timing of Obligation

Time shall be of the essence of this Agreement provided, however, that, notwithstanding anything to the contrary contained herein, if any party should at any time or times during the currency of this Agreement be delayed in or prevented from complying with this Agreement, by reason of wars, acts of God, strike, lockouts or other industrial disputes, inability to access its place of business, acts of the public enemy, riots, weather conditions, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities including environmental protection agencies, unavailability of equipment or qualified personnel, delays of transportation, breakdown of machinery, interference of persons primarily concerned about environmental issues or native rights pressure groups or other causes whether of the kind enumerated above or otherwise which are not reasonably within the control of the applicable party, excluding for greater certainty and without limitation, unavailability of funds, the period of all such delays resulting from such causes or any of them, shall be excluded in computing the time within which anything required or permitted by the applicable party to be done, is to be done hereunder, it being understood that the time within which anything is to be done hereunder shall be extended by the total period of all such delays.  Nothing contained in this Article 24 shall require the applicable party to test the constitutionality of any enacted law.

24.2

Notification of Force Majeure

In the event that a party asserts that an event or events of force majeure has occurred, such party shall give notice in writing to the other party specifying the following:

(a)

the commencement date and the cause and nature of the alleged event of force majeure;

(b)

a summary of the action such party or its representatives, agents, contractors or employees have taken to the date of such notice to correct the alleged event of force majeure;

(c)

confirmation as to all acts, actions and things done by such party or its representatives, agents, contractors or employees to terminate  the event of force majeure; and

(d)

the reasonably expected duration of the period of force majeure.

A party claiming an event or events of force majeure shall provide ongoing monthly notice in writing to the other party with respect to event or events of force majeure, including the matters set out above, within 15 days of the end of each calendar month during the period of force majeure and shall provide prompt notice in writing to the other party upon the termination of the event or events of force majeure.

24.3

Labour Disturbance or Dispute

Notwithstanding Sections 24.1 and 24.2, the terms of settlement of any labour disturbance or dispute, strike or lock-out will be wholly in the discretion of the Operator or the party claiming suspension of its obligations by reason thereof and the Operator or that party will not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike or lock-out solely to remedy or remove the cause of the prevention or delay.

24.4

Exemption

The extension of time for the observance of conditions or performance of obligations as a result of force majeure will not relieve the Operator from its obligations under subsection 7.3(e) or the parties of their obligations under Section 16.4.

25.

RESTRICTIONS ON TRANSFERS

25.1

No Transfer Except in Accordance With This Agreement

Unless otherwise permitted or required by this Agreement, no party may transfer, assign or dispose of, in whole or in part, directly or indirectly, its Interest.

25.2

No Transfer without Consent

No party may transfer, assign or dispose of, in whole or in part, directly or indirectly, its Interest without the transferee delivering a written undertaking under which it agrees to be bound by the terms of this Agreement.  In addition, if the transferee is an Affiliate, the transferee must comply with subsection 25.10(a).

25.3

Right of First Refusal

If a Participant (in this Article 24, the "Vendor") should at any time receive a bona fide offer from an independent third party (in this Article 24, the "Proposed Purchaser") dealing at arm's length with the Vendor to purchase all or any portion of its Interest in and to the Property or the Joint Venture, which offer the Vendor desires to accept, or if the Vendor intends to sell all or any portion of its Interest in and to the Property or the Joint Venture, the Vendor shall first make an offer (in this Article 24, the "Offer") of such interest (such interest subject to the Offer being the "Offered Interest") in writing to the other party (in this Article 24, the "Offeree") upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Vendor, as the case may be.

25.4

The Offer

Each Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Vendor, mean the person or persons to whom the Vendor intends to offer the Offered Interest) and, if the offer received by the Vendor from the Proposed Purchaser provides for any consideration payable to the Vendor otherwise than in cash, the Offer shall include the Vendor's good faith estimate of the cash equivalent of the non-cash consideration.

25.5

Exercise of Right of First Refusal

If within a period of 30 days of the receipt of the Offer the Offeree notifies the Vendor in writing that it will accept the same, the Vendor shall be bound to sell the Offered Interest to the Offeree (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.

25.6

Notice Disputing Estimate

If the Offer so accepted by the Offeree contains the Vendor's good faith estimate of the cash equivalent consideration as aforesaid, and if the Offeree disagrees with the Vendor's best estimate, the Offeree shall so notify the Vendor at the time of acceptance and the Offeree shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price.

25.7

Payment in Case of Estimate Dispute

If the Offeree so notifies the Vendor, the acceptance by the Offeree shall be effective and binding upon the Vendor and the Offeree and the cash equivalent of any such non-cash consideration shall be determined under the procedures set out in Article 28 hereof.  Upon a determination being made the amount determined shall be payable by the Offeree, subject to prepayment as hereinafter provided, within 60 days following its determination.  Pending a determination, the Offeree shall in such case pay to the Vendor, against receipt of an absolute transfer of clear and unencumbered title to the Offered Interest of the Vendor being sold, the total purchase price which is specified in its notice to the Vendor and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration.

25.8

Period to Complete Transfer

If the Offeree notifies the Vendor that it does not wish to purchase the Offered Interest offered or the Offeree fails to notify the Vendor before the expiration of the time limited therefor that it will purchase the Offered Interest, the Vendor may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this paragraph shall again apply to the Offered Interest if the sale to the Proposed Purchaser is not completed within the said 60 days.

25.9

Acquisition by Purchaser of Portion of Costs

Upon a party or a third party acquiring all or a portion of the Offered Interest, the party or the third party will be deemed to have acquired a corresponding share of the Vendor's Prior Exploration Costs, Exploration Costs and Mine Costs (if more than one then in proportion to their share of the Offered Interest). The third party will be entitled to all the rights and benefits accruing, and be subject to the same duties and obligations attributable, to the Offered Interest which it has purchased from the Vendor, including, without limiting the generality of the foregoing, the right to participate in any further Exploration Costs and Mine Costs and the right to have its Interest increased or reduced in the same manner as the Vendor in the event a party does not participate in Exploration Costs and Mine Costs.

25.10

Exempt Transfers

Subsections 25.3 - 25.8 hereof will not apply to a transfer which is:

(a)

made by any party to an Affiliate of such party of all or part of such party’s Interest, provided that:  (i) the transferor will deliver notice of the transfer in writing to the other parties at least 10 days prior to the transfer;  (ii) concurrently with such transfer, the transferee Affiliate will do or cause to be done all such acts as are required for the transferee Affiliate to become a party to this Agreement, and assume all obligations of the transferring party hereunder;  (iii) the transferor executes such documents as the other parties may reasonably require to guarantee the performance of the obligations of the Affiliate hereunder; and  (iv) the transferee Affiliate agrees in writing with the other parties to retransfer such Interest to the original party before ceasing to be an Affiliate of such original party; or

(b)

made by any party of all or part of such party’s Interest as a result of a corporate merger, consolidation, amalgamation or reorganization by which the surviving entity will possess substantially all of the stock, or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that party.

26.

INVENTIONS AND TECHNICAL DATA

26.1

Inventions

All inventions developed by, or acquired for the benefit of the Joint Venture, the cost of which is included as a Cost under this Agreement, will be the property of the parties.  Each party hereby grants to the other party for use by the latter and its Affiliates in their own operations and in the Joint Venture a non-exclusive, world-wide, royalty-free licence under any patents which issue on those inventions, which licence will survive the termination of this Agreement.

26.2

Technical Data

Information, know-how, data, technical records, engineering trade secrets, maps, plans and drawings (hereinafter collectively referred to as "Technical Data"), developed or acquired by the Joint Venture in the course of Operations, the cost of development or acquisition of which has been included as a Cost of the Joint Venture under this Agreement, will be jointly owned by the Participants and may be used without payment of royalties by each of them and their Affiliates in their own operations and in the Joint Venture.  Each party and its Affiliates will maintain as confidential and not disclose Technical Data to third parties without the written consent of the Participants before two years after the date that the former party withdraws from this Agreement or this Agreement terminates; provided that this obligation will not apply to:

(a)

Technical Data which is or becomes part of the public domain other than through a breach of this Agreement;

(b)

Technical Data already in the possession of a party or its Affiliates prior to receipt thereof from any other party or its Affiliates or development undertaken by the Joint Venture under this Agreement;

(c)

Technical Data lawfully received by a party or an Affiliate from a third party not under obligations of secrecy;

(d)

Technical Data independently developed by one or more employees of a party or an Affiliate who did not have access to information developed or acquired by the Joint Venture under this Agreement; and

(e)

Technical Data required to be disclosed by law, by regulation of any securities regulatory authority or stock exchange, or in connection with the filing of any prospectus, statement of material facts, registration statement, management information circular, or other similar documents by either party or any of its Affiliates.

26.3

Disclosure of Technical Data and Inventions

A party or its Affiliates may disclose Technical Data and inventions to third parties to allow the latter to conduct services for the disclosing party or its Affiliates if the third parties have entered into a secrecy agreement in form and substance satisfactory to the other parties.

27.

AMENDMENTS AND WAIVER

27.1

Entire Agreement

This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes all prior discussions and agreements with respect thereto including, without limitation, the Option Agreement.

27.2

Amendments

An amendment or variation of this Agreement will be binding upon a party only if evidenced in writing executed by that party.

27.3

Waiver

The waiver by a party of any breach of this Agreement will only be binding upon that party if evidenced in writing and executed by that party.  Any waiver will extend only to the particular breach so waived and will not limit any rights of such party with respect to any future breach.

28.

DEADLOCKS AND DISPUTES

28.1

Referral to Chief Executive Officers

Any deadlock or dispute arising out of this Agreement will be referred initially by the parties to their respective chief executive officers (or such other persons as may be designated by the chief executive officer) for settlement in good faith.  The chief executive officers or designees will meet within seven days of the date on which the deadlock or dispute is so referred.  If the deadlock or dispute cannot be resolved, then the chief executive officers will, within 14 days of the initial meeting, meet again in the presence of a mediator (whose expenses shall be paid by the parties in proportion to their respective Interests) to attempt to settle the deadlock or dispute.  The unanimous decision of the chief executive officers will be binding on the parties.  If the deadlock or dispute is not resolved within 21 days of the initial referral to the chief executive officers, the remainder of this Article 28 will apply.

28.2

Resolution during Exploration Programs

Subject to Section 28.1, if, on or after the Effective Date, one party wishes to proceed with an Exploration Program (the "Participating Party") and the other party does not wish to proceed with the Exploration Program (the "Non-Participating Party"), then the Participating Party may elect in writing to proceed with the Exploration Program by funding 100% of the Budget for the Exploration Program.  The Non-Participating Party’s interest will be adjusted in accordance with Section 8.6.

28.3

Resolution for Failure to Approve a Mine Closure Plan

Subject to Section 28.1, if, in accordance with Section 15.5, Mining Operations have been suspended for a period of one year or more and the Management Committee does not approve a Mine Closure Plan, then the Mine Closure Plan will be determined by a special arbitration according to the procedures established under Article 29 and this Section 28.3.  In such arbitration, each Participant will be entitled to submit to the arbitrator its proposal for the Mine Closure Plan and the arbitrator will be entitled to choose from among the submissions received but will not be entitled to make any other award.  The Mine Closure Plan chosen by the arbitrator will be deemed to be a Mine Closure Plan approved by the Management Committee.

28.4

Resolution of Other Matters

Subject to Section 28.1, any deadlock or dispute under any provision of this Agreement that is not resolved by or dealt with in this Article 28 (including a matter which requires Simple Majority approval or Special Majority approval which is not obtained) shall be determined by arbitration according to the procedures established under Article 29.

29.

ARBITRATION

29.1

Arbitration of Disputes

Subject to Article 28, all disputes arising out of or in connection with this Agreement will be referred to mediation, and failing resolution by mediation referred to, resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre ("BCICAC") by a sole arbitrator.

29.2

Notice to Arbitrate

Any party may refer any such matter to arbitration by written notice to the other parties and, within 14 days after receipt of such notice, the parties will endeavour to agree on the appointment of an arbitrator, who will be capable of commencing the arbitration within 21 days of his appointment.  The arbitrator will be a person who by a combination of education and experience is competent to adjudicate the matter in dispute and who has indicated his willingness and ability to act as arbitrator in accordance with this Article 29.  If the parties are unable to agree on an arbitrator within such 14 day period, a three member panel will be appointed in accordance with the BCICAC Rules.

29.3

BCICAC Arbitration

The appointing authority for the arbitration will be the BCICAC.  The case will be administered by the BCICAC in accordance with its "Procedures for Cases under the BCICAC Rules". The place of arbitration will be Vancouver, British Columbia, Canada and the language of the arbitration will be English.

29.4

Arbitration Award

The award of the arbitrator will be final and binding upon each of the parties and will not be subject to appeal or judicial review.  The arbitrator, or the arbitration panel, as applicable, shall use reasonable efforts to conclude the arbitration and render a decision within 60 days of the commencement of the arbitration proceedings.

30.

AGREEMENT TERMINATION AND SURRENDER

30.1

Termination of Joint Venture and Agreement

Except as contemplated in Section 10.2, Article 20 or this Article 30, the Joint Venture and this Agreement will terminate:

(a)

by agreement of all parties having an Interest;

(b)

if one party acquires a 100% Interest;

(c)

in the events described in Section 30.2; or

(d)

upon notification from the Operator that a Mine Closure Plan has been completed and the other duties of the Operator in relation thereto have been fulfilled as contemplated in Section 15.3.

30.2

Withdrawal

Any party may at any time upon notice, withdraw from this Agreement by surrendering its entire Interest to the other parties in accordance with this subsection.  A party that wishes to withdraw (in this subsection called the "Withdrawing Party") will give notice of surrender to the other parties, which notice of surrender will:

(a)

indicate a date for surrender not less than three months after the date on which the notice is given;

(b)

contain an undertaking that the Withdrawing Party will:

(i)

satisfy its Proportionate Share, based on its then Interest, for all amounts chargeable to it in respect of Operations performed prior to the date of surrender;

(ii)

pay its Proportionate Share, based on the Interest which it surrendered, of the Costs of rehabilitating and reclaiming the Mine site and the Project that are in excess of the Shutdown and Reclamation Costs contributed by the Withdrawing Party up until the date of notice as such excess Costs are estimated by the Operator at the time of the notice of surrender, acting reasonably, and provided that the Withdrawing Party is entitled to dispute such assessment promptly after receiving such estimate; and

(iii)

not, for a period of two years from the date of surrender, acquire, directly or indirectly any mineral claims, rights or interests in the Area of Interest; and

(c)

include with it a release in writing, in form acceptable to counsel for the other parties, releasing the other parties from all claims and demands hereunder, except for those which arose or accrued or were accruing due on or before the date of surrender.

A party to whom a notice of surrender has been given as contemplated in this Section 30.2 may elect, by notice given within 90 days to the Withdrawing Party, to accept the surrender or to join in the surrender.  The Withdrawing Party will execute and deliver all such documents as are required to convey its Interest to the parties that elect to accept the surrender (if more than one then in proportion to their respective Interests).  If all of the parties join in the surrender, then the Joint Venture will terminate in accordance with Article 15, the party which was the Operator being obligated to continue as Operator to give effect to the termination and the other parties being obligated to fund their respective Proportionate Shares of the Costs incurred in respect thereof.  Upon the surrender of its entire Interest as contemplated in this Section 30.2, the Withdrawing Party will continue to be subject to all obligations or liabilities which arose or accrued or were accruing due under this Agreement or in consequence of Operations performed pursuant to this Agreement prior to the date of such surrender.

30.3

Effect of Termination

The termination of this Agreement will not relieve the parties from any obligations or liability accruing to them under this Agreement or in consequence of Operations performed pursuant to this Agreement prior to the termination date and, without limitation, each party will be and remain liable for its Proportionate Share of unfunded decommissioning and shut down costs and expenses, including all required environmental clean-up, reclamation and rehabilitation.

30.4

Winding up of Joint Venture

Promptly after termination of the Joint Venture under this Article 30, the Operator under the supervision of the Management Committee, will take all action necessary to wind up the activities of the Joint Venture, provided that all costs and expenses incurred in connection with the termination of the joint Venture will be Costs chargeable to the Joint Venture.

30.5

Non-Compete Covenants

A party that ceases to be a party for any reason will not directly or indirectly through an agent, Affiliate or otherwise, acquire or permit to be acquired any interest in property within the boundaries of the Property for two (2) years after the effective date of such cessation.  A party who breaches or whose Affiliate or agent breaches this Section 30.5 will be obligated upon demand to convey to the remaining parties, in proportion to their then existing Interests, without cost, any such property or interest so acquired and pay all costs and expenses, including solicitor/client costs on a full indemnity basis, in enforcing such demand.

30.6

Continuing Authority

On termination of this Agreement under Section 30.1, the Operator will have the power and authority to do all things on behalf of the parties which are reasonably necessary or convenient to wind up Operations, and complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal.  The Operator, under the supervision of the Management Committee, will have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the parties and the Joint Venture and take any other reasonable action in any matter with respect to which the parties continue to have, or appear or are alleged to have, a common interest or a common liability.

30.7

Right to Data After Termination

The Operator will, if requested in writing by a party within 60 days after termination, make available for inspection and copying by that party, all factual geological, geochemical, geophysical and engineering data (not including interpretive data) and maps and available drill core, and the books and records pertaining to the Project which the Operator has obtained from or maintained for the Operations and which are then in the Operator’s possession or control.  The Operator will not be required to make any representation or warranty as to the accuracy or completeness of the data, maps, drill core, books and records and will not be liable on account of the use of the data, maps, drill core, books and records by that Participant or any other person.

30.8

Rule Against Perpetuities

If any right, power or interest of any party in any property under this Agreement would violate the rule against perpetuities, then such right, power, or interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of execution of this Agreement.

31.

ADDITIONAL COVENANTS

31.1

Further Assurances

The parties hereto covenant and agree to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.  Without limitation, each of the parties will from time to time execute and deliver all such further documents and instruments and do all such further acts and things as another party may reasonably require effectively to carry out or better evidence or perfect the full intent and meaning of this Agreement.

31.2

Indemnities

(a)

Subject to Article 20, each party shall indemnify and hold the other (and its directors, officers, employees and agents) harmless against and in respect of any and all Losses arising from, relating to or in any way connected with a  breach by or default of the indemnifying party of the provisions of this Agreement

(b)

Notwithstanding the generality of paragraph 31.2(a) above, Skeena shall indemnify and hold Almaden and Santoy and their respective directors, officers, employees and agents harmless against and in respect of any and all Losses arising from, relating to or in any way connected with the following:

(i)

Any loss of life, injury to persons or property or damage to the Project or any part thereof, the natural environment or natural resources arising out of work or operations conducted on the Project by Skeena, or caused by any act or omission on the part of Skeena, before the Effective Date Period including, without limitation, the actual, alleged or threatened disposal, release, storage, transportation, treatment, generation or escape of Hazardous Substances generated, stored, used, disposed of, treated, handled or shipped by Skeena in connection with Skeena’s operations on the Project; and

(ii)

Any clean up and remediation including, without limitation, all studies, tests, reports and investigations associated with the clean up and remediation of Hazardous Substances released, disposed of or discharged by Skeena in connection with Skeena’s operations on the Project before the Effective Date.

(c)

Notwithstanding the generality of paragraph 31.2(a) above, Almaden and Santoy shall severally as to their interest in the Project indemnify and hold Skeena and its directors, officers, employees and agents harmless against and in respect of any and all Losses arising from, relating to or in any way connected with the following:

(i)

Any loss of life, injury to persons or property or damage to the Project or any part thereof, the natural environment or natural resources arising out of work or operations conducted on the Project by Almaden and Santoy or either of them  prior to the Effective Date or caused by any act or omission on the part of either prior to the Effective Date, including without limitation, the actual, alleged or threatened disposal, release, storage, transportation, treatment, generation or escape of Hazardous Substances generated, stored, used, disposed of, treated, handled on or shipped by Almaden or Santoy  in connection with their respective operations on the Project; and

(ii)

Any clean up and remediation including, without limitation, all studies, tests, reports and investigations associated with the clean up and remediation of Hazardous Substances released, disposed of or discharged in connection with operations on the Project prior to the Effective Date.

32.

GENERAL

32.1

Notices

Any notice, direction or other instrument required or permitted to be given hereunder will be in writing and given by personal delivery or by delivering or sending it by facsimile or other similar form of communication addressed:

(a)

To Almaden at:

Attention:

President

Telephone:

(604)
Facsimile:

(604)

(b)

To Skeena at:

Attention:

President

Telephone:

(604)
Facsimile:

(604)

Any such notice, direction or other instrument given as aforesaid will be deemed to have been effectively given, if sent by facsimile or other similar form of telecommunication, on the next Business Day following such transmission or, if delivered, to have been received on the date of such delivery.  Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to such party at its changed address.

32.2

Public Statements

The text of any voluntary public statements which a party or its Affiliates wish to make with respect to the Project will be made available to the other parties by notice at least 24 hours prior to release and the other parties will have the right during such 24 hour period to make suggestions for changes therein.  The text of any press release or other public statements which a party or its Affiliates consider they are required by law to make with respect to the Project or which are contained in any prospectus, statement of material facts, registration statement, management information circular or other similar document will be provided to the other parties by notice at the time of or prior to publication or filing with the securities regulatory authorities or stock exchanges.  No party will utilize the name of any other party in any press release or other public statement without the consent of that party unless required by law.

32.3

Confidentiality

Except as otherwise provided hereunder, the parties agree to treat all information, data, reports and other records (including the terms and existence of this Agreement and the identity of the parties) (collectively, the "Information") relating to the business of the Joint Venture as confidential and will not disclose such Information to any person other than their legal advisers or auditors without the prior written consent of the other party, such consent not to be unreasonably withheld; provided, however, that no party will be liable for any such disclosure if such Information:

(a)

becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement;

(b)

was available to a party on a non-confidential basis without violation of this Agreement prior to its disclosure by any party;

(c)

becomes available to a party on a non-confidential basis without violation of this Agreement from a source other than another party or any representative of another party provided that such source is not bound by a duty of confidentiality to the Joint Venture or any of the parties;

(d)

is made to any contractor, consultant, surety or any entity which provides financing for a Participant, where any such person reasonably needs to know such Information in the course of providing services to or otherwise dealing with the party making such disclosure and has executed a confidentiality undertaking containing provisions at least as onerous as in this Section 32.3;

(e)

is made to a potential buyer in contemplation of a sale of such party’s Interest, provided such buyer executes a confidentiality undertaking containing provisions at least as onerous as in this Section 32.3, excluding this paragraph (e); or

(f)

is required to be disclosed by Applicable Laws or requirement of any stock exchange , provided that , if time required to make such release or disclosure permits, a party first notifies the other parties that it believes it is required to disclose such Information and it allows a reasonable period of time for the disclosure of such Information to be contested.

The provisions of this Section 32.3 shall survive the termination of this Agreement for a period of one year.

32.4

Expenses

Each party will pay its own legal and other costs and expenses incurred in connection with the drafting of this Agreement and agrees to save harmless each other party from and against any and all claims whatsoever for any commissions or other remuneration payable or alleged to be payable to anyone acting on its behalf.

32.5

Time of Essence

Subject only to Article 24, time is of the essence of this Agreement.

32.6

Successors and Assigns

This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns under Article 25.

32.7

Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia.  Each of the parties agrees to submit and attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia on any actions commenced between the parties or any of them that are not subject to arbitration under Article 29.

32.8

Counterparts

This Agreement may be executed in any number of counterparts, each of which will be considered to be an original and together will constitute one and the same document.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the year and date set forth on the first page of this Agreement.

ALMADEN MINERALS LTD.

By:

____________________________

Name:

Title:

SANTOY RESOURCES LTD.

By:

____________________________

Name:

Title:

SKEENA RESOURCES LIMITED

By:

____________________________

Name:

Title:

This is Schedule "A" to the Joint Venture Agreement
dated , between
ALMADEN MINERALS LTD., SANTOY RESOURCES LTD. and

SKEENA RESOURCES LIMITED

THE TROPICO PROJECT

This is Schedule "B" to the Joint Venture Agreement
dated  between
ALMADEN MINERALS LTD., SANTOY RESOURCES LTD. and

SKEENA RESOURCES LIMITED

ACCOUNTING PROCEDURES

1.

INTERPRETATION

In this Schedule the following words, phrases and expressions shall have the following meanings:

(a)

"Agreement" means the Agreement to which this Accounting Procedure is attached as Schedule "B".

(b)

"Count" means a physical inventory count.

(c)

"Employee" means those officers, employees and consultants of the Operator, wherever located, who are assigned to and directly engaged in the conduct of Operations, whether on a full-time or part-time basis.

(d)

"Employee Benefits" means the Operator’s cost of holiday, vacation, sickness, disability benefits, field bonuses, amounts paid to and the Operator’s costs of established plans for employee’s group life insurance, hospitalisation, pension, retirement and other customary plans maintained for the benefit of Employees which costs may be charged as a percentage assessment on the salaries and wages of Employees on a basis consistent with the Operator’s cost experience.

(e)

"Field Offices" means the necessary sub-office or sub-offices in each place where a Program or Construction is being conducted or a Mine is being operated.

(f)

"Government Contributions" means the cost or contributions made by the Operator pursuant to assessments imposed by governmental authority which are applicable to the salaries or wages of Employees.

(g)

"Joint Account" means the books of account maintained by the Operator to record all costs, expenses, credits and other transactions arising out of or in connection with the Operations.

(h)

"Material" means the personal property, equipment and supplies acquired or held, at the direction or with the approval of the Management Committee, for use in the Operations and, without limiting the generality, more particularly "Controllable Material" means such Material which is ordinarily classified as Controllable Material, as that classification is determined or approved by the Management Committee, and controlled in Operations.

(i)

"Project Offices" means the offices of the Operator at which work in respect of The Tropico Project is carried on, but excludes the Field Offices.

(j)

"Reasonable Expenses" means the reasonable expenses of Employees for which those Employees may be reimbursed under the Operator’s usual expense account practice; including without limiting generality, any relocation expenses necessarily incurred in order to properly staff the Operations if the relocation is approved by the Management Committee.

The other capitalized terms in this Schedule "B" shall have meanings given to them in the Agreement.

2.

STATEMENTS AND BILLINGS

The Operator shall, by invoice, charge each Participant with its Exploration Program Percentage or Mining Program Percentage, as applicable, of Exploration Costs and Mine Costs in the manner provided in Sections 8 and 16 of the Agreement respectively.

The Operator shall deliver, with each invoice rendered for Costs incurred a statement indicating:

(a)

all charges or credits to the Joint Account relating to Controllable Material in detail; and

(b)

all other charges and credits to the Joint Account summarised by appropriate classification indicative of the nature of the charges and credits,

and the Operator shall provide to each Participant upon request, a copy of each invoice paid by the Operator that is in excess of $50,000.

The Operator shall deliver with each invoice for an advance of Costs a statement indicating:

(a)

the estimated Exploration Costs or, in the case of Mine Costs, the estimated cash disbursements, to be made during the next succeeding month;

(b)

the addition thereto or subtraction therefrom, as the case may be, made in respect of Exploration Costs or Mine Costs actually having been incurred in an amount greater or lesser than the advance which was made by each Participant for the month preceding the month of the invoice; and

(c)

the advances made by each Participant to date and the Exploration Costs or Mine Costs incurred to the end of the month preceding the month of the invoice.

3.

DIRECT CHARGES

The Operator shall charge the Joint Account with the following items:

(a)

Contractor’s Charges

All proper costs relative to the Operations incurred under the contracts entered into by the Operator with third parties.

(b)

Labour Charges

(i)

the salaries and wages of Employees in an amount calculated by taking the full salary or wage of each Employee multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Operations and as its denominator the total normal working time for the month of the Employee;

(ii)

the Reasonable Expenses of the Employees in connection with Operations; and

(iii)

Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Joint Account in respect to their salaries and wages.

(c)

Office Maintenance

(i)

the cost or a pro rata portion of the costs, as the case may be, of maintaining and operating the Field Offices and Project Offices.  The basis for charging the Joint Account for office maintenance costs shall be as follows:

A.

the expense of maintaining and operating Field Offices, less any revenue therefrom; and

B.

that portion of maintaining and operating each of the Project Offices which is equal to

(1)

the anticipated total operating expenses of the Project Office, except in the case of the Operator's head office, rent and other costs of the head office not relating to work on Operations shall not be included;

divided by

(2)

the anticipated total staff man days for the Employees at the relevant Project Office whether in connection with the Operations or not;

multiplied by

(3)

the actual total time spent on the Operations by the Employees at the relevant Project Office expressed in man days.

(ii)

the Operator shall make an adjustment in respect of the Office Maintenance cost forthwith after the end of each Operating Year upon having determined the actual operating expenses and actual total staff man days referred to in clause 3.1(c)(i)(B) of this Schedule "B".

(d)

Material

Material purchased, rented, leased or furnished by the Operator for use on a Property as provided under Section 4 of this Schedule "B".

(e)

Transportation Charges

The cost of transporting Employees and Material necessary for the Operations.

(f)

Service Charges

(i)

the cost of services and utilities procured from outside sources other than services covered by paragraph 3.1(h).  The cost of consultant services shall not be charged to the Joint Account unless the retaining of the consultant is approved in advance by the Management Committee; and

(ii)

use and service of equipment and facilities furnished by the Operator as provided in subsection 4.5 of this Schedule "B".

(g)

Damages and Losses to Joint Property

All costs necessary for the repair or replacement of Assets made necessary because of damages or losses by fire, flood, storms, theft, accident or other cause.  The Operator shall furnish each Participant with written particulars of the damages or losses incurred as soon as practicable after the damage or loss has been discovered.  The proceeds, if any, received on claims against any policies of insurance in respect of those damages or losses shall be credited to the Joint Account.

(h)

Legal Expenses

All costs of handling, investigating and settling litigation or recovering the Assets, including, without limiting generality, attorney’s fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims; provided, however, that, unless otherwise approved in advance by the Management Committee, no charge shall be made for the services of the Operator’s legal staff or the fees and expenses of outside solicitors.

(i)

Taxes

All taxes, duties or assessments of every kind and nature (except income taxes) assessed or levied upon or in connection with the Property, the Operations thereon, or the production therefrom, which have been paid by the Operator for the benefit of the parties.

(j)

Insurance

Net premiums paid for

(i)

such policies of insurance on or in connection with Operations as may be required to be carried by law; and

(ii)

such other policies of insurance as the Operator may carry for the protection of the parties in accordance with the Agreement; and

the applicable deductibles in event of an insured loss.

(k)

Rentals

Fees, rentals and other similar charges required to be paid for acquiring, recording and maintaining permits, mineral claims and mining leases and rentals and royalties which are paid as a consequence of the Operations.

(l)

Permits

Permit costs, fees and other similar charges which are assessed by various governmental agencies.

(m)

Other Expenditures

Such other costs and expenses which are not covered or dealt with in the foregoing provisions of this subsection 3.1 of this Schedule "B" as are incurred with the approval of the Management Committee for Operations or as may be contemplated in the Agreement.

4.

PURCHASE OF MATERIAL

Subject to subsection 4.5 of this Schedule "B" the Operator shall purchase all Materials and procure all services required in the Operations.

Materials purchased and services procured by the Operator directly for the Operations shall be charged to the Joint Account at the price paid by the Operator less all discounts actually received.

So far as it is reasonably practical and consistent with efficient and economical operations, the Operator shall purchase, furnish or otherwise acquire only such Material and Assets as may be required for immediate use.  The Operator shall attempt to minimise the accumulation of surplus stocks of Material.

Any Participant may sell Material or services required in the Operations to the Operator for such price and upon such terms and conditions as the Management Committee may approve.

Notwithstanding the foregoing provisions of this Section 4, the Operator shall be entitled to supply for use in connection with the Operations equipment and facilities which are owned by the Operator and to charge the Joint Account with such reasonable costs as are commensurate with the ownership and use thereof.

5.

DISPOSAL OF MATERIAL

The Operator, with the approval of the Management Committee in accordance with the Agreement, may, from time to time, sell any Material which has become surplus to the foreseeable needs of the Operations for the best price and upon the most favourable terms and conditions available.

Any Participant may purchase from the Operator any Material which may from time to time become surplus to the foreseeable need of the Operations for such price and upon such terms and conditions as the Management Committee may approve.

Upon termination of the Agreement, the Management Committee may approve the division of any Material held by the Operator at that date, which Material may be taken by the Participants in kind or be taken by a Participant in lieu of a portion of its Proportionate Share of the net revenues received from the disposal of the Assets and Property.  If the division to a Participant be in lieu, it shall be for such price and on such terms and conditions as the Management Committee may approve.

The net revenues received from the sale of any Material to third parties or to a Participant shall be credited to the Joint Account.

6.

INVENTORIES

The Operator shall maintain records of Material in reasonable detail and records of Controllable Material in detail.

The Operator shall perform Counts from time to time at reasonable intervals and in connection therewith shall give notice of its intention to perform a Count to each Participant at least 30 days in advance of the date set for performing of the Count.  Each Participant shall be entitled to be represented at the performing of a Count upon giving notice thereof to the Operator within 20 days of the Operator’s notice.  A Participant who is not represented at the performing of the Count shall be deemed to have approved the Count as taken.

Forthwith after performing a Count, the Operator shall reconcile the inventory with the Joint Account and provide each Participant with a statement listing the overages and shortages.  The Operator shall not be held accountable for any shortages of inventory except such shortages as may have arisen due to a lack of diligence on the part of the Operator.

7.

ADJUSTMENTS

Payment of any invoice by a Participant shall not prejudice the right of that Participant to protest the correctness of the statement supporting the payment; provided, however, that all invoices and statements presented to each Participant by the Operator during any Operating Year shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the Operating Year to which the invoice or statement relates, unless within that 12 month period that Participant gives notice to the Operator making claim on the Operator for an adjustment to the invoice or statement.

The Operator shall not adjust any invoice or statement in favour of itself after the expiration of 12 months following the end of the Operating Year to which the invoice or statement relates.

Notwithstanding subsections 7.1 and 7.2 of this Schedule "B", the Operator may make adjustments to an invoice or statement which arises out of a physical inventory of Material or Assets.

A Participant shall be entitled upon notice to the Operator to request that the independent external auditor of the Operator provide that Participant with its opinion that any invoice or statement delivered pursuant to the Agreement in respect of the period referred to in subsection 7.1 of this Schedule "B" has been prepared in accordance with this Agreement.

The time for giving the audit opinion contemplated in subsection 7.4 of this Schedule "B" shall not extend the time for the taking of exception to and making claims on the Operator for adjustment as provided in subsection 7.1 of this Schedule "B".

The cost of the auditor’s opinion referred to in subsection 7.4 of this Schedule "B" shall be solely for the account of the Participant requesting the auditor’s opinion, unless the audit disclosed a material error adverse to that Participant, in which case the cost shall be solely for the account of the Operator.

This is Schedule "C" to the Joint Venture Agreement
dated as of , between
ALMADEN MINERALS LTD., SANTOY RESOURCES LTD. and

SKEENA RESOURCES LIMITED

NET SMELTER RETURNS ROYALTY

Section 1

Definitions

Unless otherwise defined in this schedule, capitalised words and terms used in this schedule and defined in the Agreement have the meanings ascribed to those terms in the Agreement.  For the purposes of this schedule, the following words and terms will have the following meanings:

(a)

“Allowable Deductions” means costs, charges and expenses paid, incurred, or deemed incurred by or on behalf of the Payor with respect to such Products:

(i)

charges for treatment in the smelting, refining and other beneficiation process (including handling, processing, interest, and provisional settlement fees, weighing, sampling, assaying umpire and representation costs, penalties, and other processor deductions);

(ii)

actual costs of transportation (including loading, freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation) of Products from the Property to the place of treatment and then to the place of sale;

(iii)

costs or charges of any nature for or in connection with insurance, storage, or representation at a facility where Products are treated;

(iv)

actual sales and brokerage costs; and

(v)

sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, insofar as such taxes are attributable to Products, but not including income taxes of the Payor or the Royalty Holder;

(b)

“Agreement” means the Joint Venture Agreement dated as of ,between Almaden, Santoy and Skeena, to which these royalty provisions are attached as Schedule “C”;

(c)

“Fiscal Period” means each calendar year or other period of 12 consecutive months adopted by the Payor for tax purposes during the term of the Agreement;

(d)

“Gross Receipts” means the actual proceeds received by or credited to a Payor from any mint, smelter, refinery or other purchaser in a Fiscal Period for the sale of ores, metals (including bullion) or concentrates comprised in Minerals produced from the Development Area;

(e)

“Net Smelter Returns” means the Gross Receipts minus the Allowable Deductions related thereto;

(f)

“NSR Royalty” means for any Fiscal Period commencing after the Completion Date, 2 percent (2.0%) of the Net Smelter Returns from the Properties for such Fiscal Period payable by a Payor to the Royalty Holder pursuant to the Agreement;

(g)

“Payor” means a party who is obligated to pay the NSR Royalty to the Royalty Holder; and

(h)

“Royalty Holder” means the party entitled to receive the NSR Royalty under the Agreement.

Section 2

No Duplication

In accounting for Gross Receipts and Allowable Deductions, there must be no duplication of items relating to the same transaction.

Section 3

Non-Arm’s Length Transactions

(a)

Where a Third Party Charge otherwise qualified as such is incurred by the Payor in a transaction with a party with whom it is not dealing at arm’s length, the amount to be included as a Third Party Charge must be no less than the cost that would have been incurred had the Payor been dealing with such party at arm’s length.

(b)

Revenues for Minerals sold other than to a party at arm’s length from the Payor will be deemed to be equal to the average price or quotation for Minerals of equivalent type and grade for the month of sale or taking as reported in Metals Week, published by McGraw-Hill.  In the event that such a price or quotation is not published in Metals Week or such publication ceases or is suspended, then the sale price shall be the average of the prices or quotations for Minerals of equivalent type and grade for the month of sale or taking as may be reported in such other publication or source as is generally recognised in the mining industry as reflecting the prices or quotations at which such Minerals are currently being offered for sale and purchase.

Section 4

Payment

(a)

The Net Smelter Returns and the NSR Royalty will be calculated on a Fiscal Period basis, with payment due hereunder to be estimated and paid in four quarterly instalments.  Each quarterly payment will be due by the end of the month immediately following the quarter end.  Each quarterly payment will be adjusted as may be required to account for any overpayment or underpayment in the previous quarter.

(b)

A final adjustment will be made when the final amounts of Net Smelter Returns is determined for the Fiscal Period in question.  Final determination of Net Smelter Returns and NSR Royalty must be completed for each Fiscal Period on or before the expiry of the following 90 day period, and any adjustment required by such final determination shall be made to the quarterly instalment(s) next following such 90 day period.

Section 5

Statements

(a)

The Payor will provide to the Royalty Holder with each quarterly payment a provisional statement detailing for the quarter (estimating where necessary) the Gross Receipts and Allowable Deductions, and showing the calculation of Net Smelter Returns and the NSR Royalty due.

(b)

The Payor will provide to the Royalty Holder, within 90 days after the end of each Fiscal Period, a final statement in comparable detail and with comparable calculations as the quarterly statements, relating to the NSR Royalty due and paid for the Fiscal Period, certified to be correct by the external auditors of the Payor.

Section 6

Manner of Payment

Each NSR Royalty payment shall be made by a single wire transfer or cheque made payable to a single bank designated by the Royalty Holder at least 15 days prior to the due date of the payment.  Regardless of succession by others to all or any part of the interests of the Royalty Holder hereunder, whether by assignment, sale or other voluntary act, liquidation, termination, distribution, operation of law or otherwise, the Payor shall not be required to divide any royalty payment.

Section 7

Audit

(a)

Payment of any NSR Royalty by the Payor will not prejudice its right to adjust its own statement supporting the payment.

(b)

The Royalty Holder shall have a period of ninety (90) days after its receipt of each annual statement to give the Payor notice of any objection by the Royalty Holder thereto. If the Royalty Holder fails to object to a particular statement within the ninety (90) day period, then the statement and the amount of any payment transmitted therewith will be final and conclusive as between the parties.

(c)

If the Royalty Holder objects to the accuracy of a particular statement or the amount of the payment transmitted therewith within the ninety (90) day period, then the Royalty Holder may require a chartered or certified public accountant mutually acceptable to the parties and retained by the Royalty Holder to promptly audit the Payor’s relevant books and records at an office selected by the Payor and during the Payor’s normal business hours.

(d)

Any such audit will be made at the sole expense of the Royalty Holder if the audit determines that the payment in question was accurate within five percent (5%).  Any such audit will be made at the sole expense of the Payor if the audit determines that the payment in question was inaccurate by more than five percent (5%).

(e)

In any case, the payment in question will be adjusted to reflect the results of the audit and the appropriate payment or credit to the next royalty payment made.

Section 8

Commingling

Before any Minerals are commingled with Minerals from other mining properties, the Minerals must be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, and other appropriate content.  Representative samples of the Minerals must be retained by the Payor and assays (including for penalty substances) and other appropriate analyses of these samples conducted before commingling to determine metal and other relevant content of and amounts of penalty substances in the Minerals.  From this information, the Payor must determine the amount of NSR Royalty due and payable to the Royalty Holder from the commingled Minerals.  Following the expiration of the period for objection described above in Section 7(b), and absent timely objection by the Royalty Holder, the Payor may dispose of the minerals and data required to be kept and produced by this section.

Section 9

Abandonment

The Properties are comprised of those mineral claims and leases in which the Payor has an interest as of the date that the Royalty Holder became entitled to receive the NSR Royalty, and successor or replacement mineral claims and leases.  Nothing contained in this Schedule “F” restricts the Payor from acquiring any additional mining properties in the vicinity of the Properties free from the NSR Royalty, nor prevents the Payor from abandoning any of the mineral claims or mineral leases comprised in the Properties in the ordinary course of operations provided that the Payor first offers to transfer such claims or leases to the Royalty Holder at the Royalty Holder’s expense.

Section 10

Nature of Royalty Interest

Nothing contained in this schedule or elsewhere in this Agreement will be construed as:

(a)

imposing on a Payor any obligation with respect to the payment of the NSR Royalty due hereunder to a Royalty Holder from any other payor; or

(b)

conferring on any Royalty Holder any right to, or interest in, the Properties or Assets except the right to receive NSR Royalty payments from the Payor as and when due,

provided that the parties acknowledge that the NSR Royalty is intended to constitute an interest in land and to run with the Properties and any interest in the Properties, and no transfer or other disposition of the Properties or any interest in the Properties will be made except subject to the NSR Royalty.

This is Schedule "D" to the Joint Venture Agreement
dated as of  between
ALMADEN MINERALS LTD., SANTOY RESOURCES LTD. and

SKEENA RESOURCES LIMITED

FEASIBILITY STUDY SKEENAINITION

1.

AUTHOR OF FEASIBILITY STUDY

1.01

Prepared by a Qualified Person

The Feasibility Study shall be prepared by or under the supervision of one or more Qualified Persons (as defined in National Instrument 43-101 ("NI 43-101") of the Canadian Securities Administrators).

1.02

Execution of Feasibility Study

The Feasibility Study shall be dated, signed and, if the Qualified Person has a seal, sealed, by the Qualified Person who prepared it or supervised its preparation, or if such an individual is an employee, officer, director or associate of a person or company the principal business of which is the provision of engineering or geoscientific services, by that person or company.

2.

NATURE OF FEASIBILITY STUDY

2.01

Basis for Feasibility Study

A Feasibility Study must be based on sound engineering principles and mine operating criteria accepted by the Canadian mining industry for similar operating environments and in a form generally acceptable to lending institutions for the purpose of raising financing to finance construction of a mine.

2.02

Disclaimer

If the author of the Feasibility Study has relied on a report, opinion or statement of legal and other non-technical experts for information concerning legal, environmental, political and other non-technical issues and factors relevant to the Feasibility Study, the Feasibility Study shall include a disclaimer in which the author identifies the report, opinion or statement relied upon, the maker of the report, opinion or statement, the extent of reliance and the portions of the Feasibility Study to which the disclaimer applies.

3.

SECTIONS AND INFORMATION

The Feasibility Study shall include, but is not limited to, the following sections and information:

3.01

Geology and Exploration

This section shall include: a description of the regional and local geological setting; lithology, structure, alteration, metamorphism and mineralization of the mineral deposit(s); and the geological model which relates to the mineral deposit(s).  The section should also include a description of all exploration relevant to the discovery and delineation of the deposit(s).

3.02

Resources and Reserves

This section shall include: the quantity and average composition and content of the Minerals and the estimated amounts of recoverable Minerals which comprise the Resources and Reserves, as well as other resources and reserves, in the Production Lease Area, together with the total number of drill holes, data, analyses, sampling methods, models, metallurgical tests and assumptions regarding dilution, grade cutting, losses and rates of recovery upon which such estimates are based; the resource estimation methodology including assumptions and parameters used for the estimation; and, a valuation of precious and semi-precious stones if these are present. The definitions adopted under NI 43-101 and the related Companion Policy shall apply to reporting all resources and reserves.

3.03

Mining

This section shall include: the proposed procedures for mining and production, including an analysis of the appropriateness of these procedures; a description of Mine access, mining method, geotechnical considerations, production schedule, mining rates, Mine services, equipment and Mine capital and operating costs.  Costs shall be organized in a fashion that clearly breaks out operating, pre-production capital and sustaining capital.  Operating costs shall be broken into labour and non-labour.  Non-labour costs shall be based on appropriate equipment utilizations, reasonable cycle times, reasonable consumption rates and supported by quotations from appropriate suppliers and contractors.  Labour costs shall be based on reasonable manpower levels and operating costs that clearly reflect the cost of living in British Columbia.  Capital and operating cost estimates shall include consideration for the impact of freight movement.

3.04

Mineral Processing

This section shall include a plan for the processing and marketing of Minerals from the Property, whether such processing is to occur on the Property or elsewhere.  It shall include: a description of all existing metallurgical test work, design criteria, a description and flowchart for proposed mineral processing procedure and tailings management, process capital and operating costs and production forecasts.  It should clearly outline how the bulk/metallurgical sample was collected and should leave no questions regarding the representative nature of the sample.

A manpower estimate in the form of an organization chart and work schedules should also be included.  As is outlined in the Mining section of this schedule, capital and operating costs shall be based on detailed estimates and an appropriate amount of site investigation work (topographic surveys, foundations testing, permafrost studies, overburden testing).

3.05

General and Administration

This section shall include: a description of the geographical boundaries of the Property; a description of property access, point of hire, rotation schedule/commuting, personnel and training, site buildings and roads, power generation, water supply and sewage disposal, telecommunications, and assumed grants or subsidies (capital and operating); and results of detailed geotechnical studies to support location of facilities including buildings, airstrip, and tailings ponds.

3.06

Environmental Impact

This section shall include: an analysis of the impact on the environment of mining the Reserve or Resource, indicating any areas of potential concern and proposals to address these; a description of the baseline environmental studies performed to date; a description of a comprehensive environmental management system for the project; preliminary hydrological studies; a description of anticipated contingency plans and the abandonment plan as well as a detailed reclamation plan that includes, but is not limited to, the proposed methods and procedures for the progressive:

(a)

removal of all structures, equipment, and other manmade debris;

(b)

rehabilitation of the area;

(c)

replacement of overburden, as required;

(d)

grading of the area back to its natural contours; and

(e)

re-establishment of native vegetative communities.

3.07

Socio-Economic Impact

This section shall include: a thorough evaluation of the socio-economic impacts on the affected communities, the region, and British Columbia, including an analysis of the benefits and a description of potentially negative impacts as well as proposed solutions to these; and, employment impact studies performed to date, including estimates of direct and spin-off employment.

3.08

Costs

This section shall include: a detailed estimate of the expenditures required to produce the minerals and, if applicable, process them during the life of the Mine including particulars of annual production, operating and maintenance expenditures, taxes (other than income taxes), royalties, capital costs and all other anticipated costs of operations; and, a tabulation of all capital and operating costs listed in the other sections.  It shall include working capital, sustaining capital and ongoing Mine development costs, general costs and abandonment and closure costs.

3.09

Financial Analysis

This section shall include: an economic analysis demonstrating the current or potential feasibility of placing a Mine in production on the Property, including all price assumptions and indicating under what conditions the project would be economically viable; a summary of annual revenue, operating and capital costs and undiscounted cash flow; a description of criteria and assumptions utilized in the discounted cash projections; and a Life of Mine production schedule.  The project net present value, internal rate of return and payback shall be calculated.  If possible, this section shall include an explanation of commodity pricing, consumables pricing (fuel etc), discount rates, methods of financing and sensitivity analyses indicating the effect of variations in mineral content, cost, price, production rates and mineral recovery.

3.10

Recommendations

This section shall include the recommendations derived from the Feasibility Study.  If this Feasibility Study concludes that it is not currently economically viable to produce Minerals from the Resource, this section shall recommend a course of action that may make it economically viable.

3.11

Other Information

Include such other information as Strongbow may reasonably require, consistent with the objectives of this Agreement.

3.12

Certificates of Qualified Persons

This section shall include a certificate of each of the individuals who are Qualified Persons and who have been primarily responsible for the Feasibility Study, or a portion of the Feasibility Study, dated, signed and, if the signatory has a seal, sealed, by the signatory.  The certificate shall state for each signatory: the name, address and occupation of the Qualified Person; the Qualified Person's qualifications, including relevant experience, the name of all professional associations to which the Qualified Person belongs, and that the Qualified Person is a "Qualified Person" for purposes of this Project; the section or sections of the Feasibility Study for which the Qualified Person is responsible; and that the Feasibility Study has been prepared in conformity with generally accepted Canadian mining industry practice.